Filed by Fifth Wall Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Fifth Wall Acquisition Corp. I

Commission File No. 001-39991

Important Information for Investors and Stockholders

This document relates to the proposed merger involving Fifth Wall Acquisition Corp. I (“FWAA”) and SmartRent.com, Inc. (“SmartRent”). FWAA intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy statement of FWAA, referred to as a proxy statement/prospectus, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to the stockholders of FWAA, seeking any required stockholder approvals. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire proxy statement/prospectus, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045.

FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding FWAA’s directors and executive officers is contained in the section of FWAA’s Form S-1 titled “Management”, which was filed with the SEC on February 4, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA’s and SmartRent’s expectations or predictions of future financial or business performance or conditions, SmartRent’s product roadmap, including the expected timing of new product releases, SmartRent’s plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent’s ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA’s Form S-1 titled “Risk Factors,” which was filed with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA’s or SmartRent’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in FWAA’s reports filed with the SEC, including FWAA’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to SmartRent’s ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA’s public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall’s limited partner and other commercial relationships to grow SmartRent’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE transaction) to grow SmartRent’s customer base, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with the SEC.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAA’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in FWAA’s proxy statement/prospectus, when available. Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA’s and SmartRent’s control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term “committed units” includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward-looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Important Information About Fifth Wall

In these materials (including any accompanying video or audio materials), references to “Fifth Wall” and “Fifth Wall Group” generally refer to Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC, collectively with their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Fifth Wall Fund”). FWAA is sponsored by Fifth Wall Acquisition Sponsor, LLC (the “FWAA Sponsor”), which is an affiliate of Fifth Wall. However, FWAA is an independent publicly-traded company, and not a member of Fifth Wall or the Fifth Wall Group. Fifth Wall has not and is not providing investment advice to any person in connection with the matters contemplated herein, including FWAA, FWAA Sponsor or SmartRent. A fund managed by Fifth Wall currently holds a minority stake of less than 5% in SmartRent.

Except for certain limited obligations of the FWAA Sponsor related to the disposition of its founder shares in FWAA, Fifth Wall in not a party to the proposed transaction agreements between FWAA and SmartRent or related transactions. Neither Fifth Wall, nor any of its partners, employees or other representatives will have at any time any legal obligation or commitment to any person (including SmartRent) to promote, advertise, market, or support the products, services, business or operations of SmartRent or the combined company. Fifth Wall’s position following consummation of the proposed merger will be that of an investor in the combined company until such time as Fifth Wall may, subject to its contractual obligations, dispose of its shares in the combined company.

This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Fifth Wall Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Fifth Wall Fund may only be made by such Fifth Wall Fund pursuant to the offering documents for such Fifth Wall Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Fifth Wall Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Fifth Wall Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to, such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations.

Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Fifth Wall Fund will achieve results comparable to those presented herein, or that any Fifth Wall Fund will be able to implement its investment strategies or achieve its investment objectives. A Fifth Wall Fund's investment and applicable investment restrictions may differ from those historically employed by Fifth Wall, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed or advised by Fifth Wall has previously invested. The investments, transactions and operational activities of Fifth Wall contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Fifth Wall, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

Use of Non-GAAP Financial Measures

This document may contain certain non-GAAP financial measures. SmartRent’s management and board of directors use certain non-GAAP measures to understand and evaluate SmartRent’s operating performance, to establish budgets, and to develop operational goals for managing its business, and they believe these measures also provide meaningful supplemental information to investors and others in understanding and evaluating SmartRent’s operating results and enhancing the overall understanding of its past performance and future prospects. These non-GAAP financial measures are not a substitute for GAAP measures and should be read in conjunction with SmartRent’s GAAP financial information.

Table of Contents

1.	Transcripts of Videos

a.	Announcement Presentation
b.	Interview with Invitation Homes
c.	FWAA and SmartRent.com – Capital
d.	FWAA and UDR – Prop Value
e.	FWAA, SmartRent.com, and UDR – Trailer

f.	FWAA and SmartRent.com – Profile
g.	FWAA, SmartRent.com, and UDR – Competition
h.	FWAA and SmartRent.com – Relationship
i.	FWAA and SmartRent.com – Team
j.	FWAA and SmartRent.com – Value
k.	FWAA and SmartRent.com – Weeks
l.	FWAA, SmartRent.com, and Lennar – Interview with Lennar
m.	FWAA and SmartRent.com

2.	SmartRent Blog Posts

3.	Social Media Posts of SmartRent

4.	Social Media Posts

5.	Social Media Posts of Brendan Wallace

6.	Brendan Wallace’s Post on Medium

7.	Quote Cards

8.	SmartRent All-Hands Deck

9.	Infographics – The Company, The Future and The Partnership

1.	Transcripts of Videos

a.	Announcement Presentation

Participants

Brendan Wallace, Chief Executive Officer of Fifth Wall Acquisition Corp. I

Lucas Haldeman, Co-Founder and Chief Executive Officer of SmartRent

Transcript

Brendan Wallace (00:00):

Well thank you, everyone, for joining. I'm Brendan Wallace. I am the Co-Founder of Fifth Wall, the sponsor of the SPAC that is merging with SmartRent. And I thought maybe to kick things off, I'll just give a little bit of context on Fifth Wall as a firm, who we are, how we first came to discover SmartRent as a venture capital fund, and ultimately how we effected this transaction over the course of the last couple months. So for those that aren't familiar with Fifth Wall, Fifth Wall is the largest and the most active investor in real estate technology. What really makes Fifth Wall unique is the fact that about half of our capital comes from the largest owners and operators and developers of real estate globally, who are in turn the largest customers and end users and partners of the very technologies we're investing in, frankly like SmartRent. And in many ways, that has defined our model.

Brendan Wallace (01:03):

So what Fifth Wall does is we collaborate very closely with our strategic LPs. We understand their pain points, we understand which technologies they are imminently about to adopt, and then we invest in those companies and help shepherd their growth into these large institutional owner, operator, developers of real estate. We started the firm back in 2016. I think in many ways, Fifth Wall today has become synonymous with real estate tech. And really, our unique model of how we invest explains the track record that we have had. So we are early investors, and in some cases, the first money in to companies like Opendoor, and Hippo, and States Title, and VTS, and Clutter and Blend. And that, in some ways, explains how we first came to discover SmartRent.

Brendan Wallace (01:57):

So what Fifth Wall often does is we'll run an RFP on behalf of one of our strategic home builder LPs, and we will evaluate different technologies within the tech ecosystem, identify which company we think is a relevant partner. We evaluated the smart home ecosystem in the early part of 2020. As we did so, it became just abundantly clear to us that SmartRent had emerged as the category winner for a number of reasons. One, the largest institutional national footprint owner, operator, developers of multifamily had, I would say, overwhelmingly endorsed, supported, and grown with SmartRent. But obviously, the management team and its hardware agnostic approach to building a solution for property managers was totally unique within the ecosystem.

Brendan Wallace (02:57):

So in the early part of 2020, we began a dialogue with Lucas and the team at SmartRent. Lucas was kind enough to open up a closed Series C financing to accommodate Fifth Wall's investment. Fifth Wall invested in March of last year out of our North American venture capital fund. In February of this year, Fifth Wall IPOed its first SPAC. Fifth Wall was the first first-time sponsor to have a no warrant SPAC. And our thesis was that we wanted to take out to the public markets a business that very much resembled the same quality of the portfolio we had built in private venture capital market. So a category-leading business that is endorsed by the entire real estate community. And our thought was that these market-leading businesses that have ready access to capital in private venture capital financings, they're going to be highly sensitive to the dilutive impact of the warrants that are typically associated with SPACs.

Brendan Wallace (03:59):

And that what they're really going to be looking for is a sponsor that intimately understands their business, can truly add value after the merger and can, I would say, very compellingly tell their narrative to the public markets. And so SmartRent candidly is exactly the business we hope to take out. It is a category-leading business. It falls within the Fifth Wall portfolio. We understand the business, we can speak very competently to why the real estate industry has so overwhelmingly adopted this solution. And so we were really excited to begin a dialogue with Lucas and team.

Brendan Wallace (04:55):

I think it's probably important to note that SmartRent will be Fifth Wall's largest investment in prop tech because we are so confident in the business and so confident in its growth trajectory, we've agreed to a very long-term lockup of our sponsor shares. They're obviously an all primary deal. So this is exactly what we had hoped to do with Fifth Wall Acquisition Corp. So really excited to introduce this to the public markets. But maybe Lucas, you can give your background and the other side of that story from your perspective.

Lucas Haldeman (05:34):

Hey, good morning, Brendan. Good to be with you. So yeah, the other side of that perspective is we as a company, we're looking at the ability to access the public markets and access durable public capital. And we were intrigued by the SPAC market that we've all seen grow in popularity, but really there were two issues that we felt were limiting us. One was the sponsor had no strategic value, but a lot of these sponsors were really successful in their own right and great people in great companies, but that they didn't really check that strategic box. And I think you'll see throughout this presentation, our company's always valued strategic money over just money. And that's also now been true in this transaction, as we'll discuss. And the other issue was it was fairly expensive. As Brendan alluded to, with the warrant structure that comes with most SPACs is that expensive round of financing.

Lucas Haldeman (06:23):

And so we were thrilled when we saw that Fifth Wall launched an IPO and had created FWAA, and that not only did that check the strategic box, but they also were able as a first-time sponsor to get a warrantless SPAC to market, we thought this is just the perfect combination. So really excited to be with you today. Really excited to tell the story and share a little bit more about what we're doing at SmartRent. And maybe I'll give a little bit of my background before we go into what we're doing at SmartRent, because I think it dovetails nicely into how we got to here. So prior to starting SmartRent, I was a Chief Technology Officer of a publicly traded REIT of single family homes called Colony Starwood Homes, now part of Invitation Homes, INVH. And as the CTO, I had lots of requests from different departments to better understand our assets, better manage our assets and from the marketing team to provide better amenities to our residents.

Lucas Haldeman (07:20):

And to me, it was such an obvious answer. We just need to make these homes smart homes. And that's where I really discovered the problem, which now we've solved with SmartRent, which was at the time there was really no good enterprise management of smart devices, enterprise management of IOT. There were a lot of really cool devices. I had a bunch in my house. Brendan, you have a bunch in your house. But no one had ever said, "How do I manage these at scale? How do I manage 100,000, or 200,000, or a million of these devices?" And there's two sides to managing at scale. One is we're a hardware agnostic platform. So we integrate hundreds of different devices onto one single platform, locks, thermostats, leak sensors, motion sensors, video, all comes into one cohesive platform.

Lucas Haldeman (08:04):

Then the other side of that is we're gathering all this new data, we're bringing in all this new information. What do we do with it? And that's where our deep integrations with other pieces of software that are used to run the rentals business, multifamily and single family, come into play. So let me give you an example. If a leak sensor gets wet in one of our apartment units that have SmartRent, it's connected to our hub, our hub is connected to the property management software. We'll actually write an emergency work order into the property management system and dispatch a technician to solve the problem.

Brendan Wallace (08:39):

I think one of the things that I think really impressed us as we were running that RFP on behalf of our home builders strategic LP was that when you look at the smart home ecosystem, it's clearly a secular megatrend that consumers want smarter devices in their homes. And there's obvious benefits on the landlord side as well. But the challenge is that most of the ways to articulate that thesis from an investment perspective are either betting on large incumbent tech businesses like Google or Amazon, or they relate to betting on individual smart hardware solutions. And the challenge in making such a bet is that you face the challenges of hardware investing, which is hardware margins, hardware competition, hardware replacement cycles.

Brendan Wallace (09:25):

What's really compelling and I think unique about the SmartRent story is that this is a company that allows investors to articulate a secular bet around smart home adoption at an enterprise level, selling an enterprise grade solution and capturing that upside with really attractive recurring revenue characteristics in a hardware agnostic way where you get to free ride to some extent on the tailwinds of all of this R&D that is pouring into smarter and smarter devices for homes.

Lucas Haldeman (09:57):

Yeah. So let's talk about the connected community, which is what we call our entire platform. So really from the parking lot all the way into the living room, we're able to bring better management to these properties. If you look across the landscape of what we're offering, we're the only comprehensive platform solution. And what I love about this business is any one of these products can be a landing point. So we have the unique ability to sit down with an owner and an operator and say, "What's the most acute pain point? What are you really struggling with today? Let us go solve that problem." That's an introduction to our platform and then we can expand that over time.

Lucas Haldeman (10:32):

So you may start with building access control because your system is 30 years old and it needs replaced today. You may start with smart apartments because you realize all the benefits that that brings. But ultimately, what we're seeing is owners and operators are adopting multiple solutions and continuing to bundle this to really create a comprehensively connected community. And one product that I think oriented to a great landing spot and especially coming through this global pandemic that we're all living through, self-guided tours, this is something my background in single family homes, we had to embrace this early on.

PART 1 OF 4 ENDS [00:11:04]

Lucas Haldeman (11:03):

We invented the idea of a self-guided tour in institutional rentals because we didn't have any offices. We didn't have any leasing agents. So it was, necessity is the mother of invention.

Lucas Haldeman (11:15):

What we found though in multifamily is that this can actually have huge operational efficiencies on the property and actually the ability to close more traffic. Through COVID when the leasing office was closed and people couldn't give tours, this was keeping a lot of people in business, a great landing point for our product.

Lucas Haldeman (11:35):

What's the value to owners and operators? This is where we talked about the different drivers of ROI. To me, one of the exciting things about starting this company was there were so many different ways to drive ROI. I'd never really seen a platform where you could underwrite it in so many different ways and get to a positive ROI experience.

Lucas Haldeman (11:54):

The first one that that owners are experiencing is they get a higher rent if they have a smart apartment. They're able to get a rent premium for offering an amenity that residents want. It's an upgraded apartment. It comes with an upgraded price. It's a great way for owners to drive top line revenue.

Lucas Haldeman (12:09):

The other side of that is around expense savings, decreasing complexity, and better protecting our assets. If you look across this, there's actually 20 or 30 different ways that we can drive value, but a couple big ones to highlight today.

Lucas Haldeman (12:24):

One is water. I mentioned it earlier, putting leaks sensors into these units and mitigating against water damage has a huge impact on the P&L. Water is the number one cause of damage in multifamily. 70% of the damage done in multifamily is done by water damage, and decreasing that is not only highly impactful to the P&L, also creates a better resident experience. No one likes living in an apartment where their belongings are ruined as water comes down the ceiling from an upstairs apartment.

Lucas Haldeman (12:53):

Then the other side, we touched on where we're seeing owners able to drive cost out of the business and better convert their traffic and better convert their marketing spend is using that self-guided tour.

Brendan Wallace (13:03):

I think one of the things just to highlight here is, Lucas, you made the point earlier that you have these multiple entry points into a property manager and a multifamily owner that can really solve whatever is most acute for them at that time from almost an application layer.

Brendan Wallace (13:20):

But what's just really powerful is that you have this quadruple threat of value proposition here, which is real estate owners are fundamentally simple, predictable animals in so far as their adoption decisions with respect to technology. So you have top line revenue growth, you have OPEX savings, complexity reduction, so just reducing the complexity, the number of applications, the number of logins the property manager needs at the asset level, and then really fast paybacks and ROIs. This is almost the quadruple threat that makes it a very no-brainer adoption decision for these large institutional multifamily owners.

Lucas Haldeman (14:00):

Yeah, that's right. We have a slide later, where we'll look at a couple case studies that really bears out the proof of that.

Lucas Haldeman (14:12):

Another aspect of the platform is creating a really elegant resident experience. We're just in the first innings of this, but having all of your smart devices in one app is really something that is a unique differentiator for our company, so that all these different hardware devices, if you had a lock, a thermostat, and leak sensors without our platform, you'd have three different apps to interact with that. This all, for both the owner and for the resident, comes into one seamless, integrated experience.

Lucas Haldeman (14:45):

We've talked a little bit about the enterprise software layer, hardware agnostic, open architecture, deeply integrated. The last leg of the stool of our business that I’ll orient you to is around our field services team. Another unique piece of our business is, if you're an owner and operator and you make the decision to input our product, we're actually going to come on site with a W-2 team and we're going to captain this job, do this install. We bring on installers and trainers, W-2 employees. We augment them with local contract labor, 1099 labor. It's something that's allowed us to scale very quickly because of the high quality of the install.

Lucas Haldeman (15:38):

Speaking of scaling very quickly, this is our unit density map, as well as where we have employees. Growing every day. It's really exciting for us to be a relatively young company and say we have over a million devices on the platform, over 400 cities, 42 states, and we have local teams already in 28 states and growing. A leading presence in all major MSAs throughout the US. Really, this is when we get to, Brendan, we talk later about the addressable market, I want to go back and have everyone keep this slide in mind, which is when we're talking about how many millions of units there are, 28 million institutionally-owned units in the US, 15 million single family rentals, there's not 28 million in coastal cities or in urban areas. This is throughout the entire U.S. That's where we are. We're everywhere. We're in San Francisco, we're in New York, but we're also in Phoenix, Dallas, Houston, Jacksonville.

Brendan Wallace (16:29):

I think when you look at a map like this, it effectively looks like the population density map of the US. This is where people live today. This is where the existing multifamily and residential building stock exists today.

Brendan Wallace (16:43):

Today, obviously, smart home adoption is relatively under-penetrated, so the TAM here is massive. But I think a lot of what you see from an investor perspective when you do look at the smart home ecosystem, is there are companies that have had some traction, but that fraction is in new development in Miami or New York or it's in very, very high-end residential in Aspen, Colorado. I think those are obviously technologies that have much smaller TAMs. What's profound here is just this applies to all of the multifamily and residential building stock in the U.S. today. This is a solution that is applicable and adoptable for those owner operators today.

Brendan Wallace (17:27):

I can give a bit of perspective here. This is effectively what Fifth Wall does. We are in many ways in the business of trying to know what the real estate industry is going to do before it does it, so to understand its adoption decisions of technology prior to it becoming obvious to the entire market. That comes obviously from the 70 strategic LPs that have invested in Fifth Wall's funds, many of which are on this page today.

Brendan Wallace (17:55):

As I mentioned, we ran this RFP looking at the entire ecosystem. About a year ago, it was pretty abundantly clear to us that I think about five of these dominoes had fallen. There are probably five check marks on this page. But having surveyed the rest of the institutional national footprint, owner, operator, developers of multifamily, we recognized that SmartRent was going to be the industry standard solution.

Brendan Wallace (18:20):

The same dynamic takes place with respect to enterprise sales to the real estate industry. Which is, whichever company can overwhelmingly sign up and engage the top 20 owners in a given space wins the category. That company quickly is running downhill and becomes market standard for the entire real estate ecosystem. It's an artifact of the fact that the real estate industry is a late-adopting industry, so there are a number of owners that own 10,000 units, 5,000 units. These are smaller regional owners. Typically, what they are going to do is they're going to look to the names on this list to see which smart home operating system have they adopted to ultimately make their decisions. You have this very profound signaling effect and this herding behavior that overwhelmingly leads to one company becoming a market standard technology. When you look at a page like this in light of that dynamic, this looks like game, set, match for the multifamily industry when it comes to a smart operating system. I think the other dynamic that's probably important to call out here is that for the multifamily space, these multifamily assets trade fairly liquidly. They almost trade like stocks between different institutional owners. But what's different about SmartRent versus other kinds of enterprise software is it's both a software solution, but it also is on premise. This is installed. It goes with the asset. So you almost have this negative churn dynamic, where there's this cross-fertilization opportunity, where when one of these large institutional owners trades an asset to a smaller, more regional owner, they obviously get that asset with SmartRent. It becomes obviously almost, like I said, a downhill foot race where you're just growing into the rest in the long tail of the multifamily industry, which is, as you can see on the left side of this page, enormous. There are a lot of units where nothing is installed today. So this early lead, typically, I would say almost categorically, becomes deterministic over time. The same pattern plays out in real estate tech over and over.

Lucas Haldeman (20:45):

I think it's really an important distinction to say that these owners who have made the choice to go with us have done it in a very careful and methodical way. It's a big upfront capital expense to put our platform in. It's something that typically is done through an RFP. We've got a couple of case studies, so this is illustrative of how most owners run the process. This is two great customers of ours, Aimco and UDR, who were early adopters of our platform. I think these are illustrative to the rest of the names on the previous page.

Lucas Haldeman (21:17):

But we start out doing an RFP, where we come in and we do the pitch similar to this so they're more focused on the benefits. Out of that RFP we're looking to go to a pilot. You think about your average operator, multifamily owner, and say maybe they've got 50 or 100 properties around the country, they're not going to do it at all 50 at once. We try to get them to do a pilot, which is maybe four properties or five properties, one per region, just so that they can truly understand the benefits themselves.

Lucas Haldeman (21:46):

Once we're through that pilot phase and they have verified, "Okay, I am saving money. I am being more efficient. I am a better operator. Oh, and I'm also growing revenue," then it's a footrace to how quickly can we deploy the entire portfolio?

PART 2 OF 4 ENDS [00:22:04]

Lucas Haldeman (22:03):

And so this is the case that's played out over and over again. It's an illustrative case study that we see happen frequently, where it's try it, get to know it and then roll it out across the entire portfolio. So it's not something we only do in the southeast or something that we do in our class A or something we only do as part of our portfolio. Really it's universal. The idea of increasing revenue while decreasing costs is a universal theme, really in any business, but especially in rentals.

Brendan Wallace (22:27)

And just something to highlight here, this dynamic again, plays out over and over in real estate tech when you're talking about these large national footprint owner operator developers, it's almost like you know the starting point, the starting point is no units, or a pilot. And you know the ending point is something like 95% penetration and full saturation within a portfolio. And that's dependent on a lot of different variables, but the same dynamic takes place where you have this highly predictable revenue growth that happens organically within these large national footprint owner-operator developers of real estate. And so almost the easiest way to say that is that your most expensive tax, costs of customer acquisition, are in your rear view mirror. These are the most expensive customers to win, to get, to do pilots, to have successful pilots, because once you get them, you are again running downhill into full portfolio saturation.

Lucas Haldeman (23:30):

Yeah, that's right. And so let's talk about what that embedded growth looks like for us, because it is an important, this sort of concept of running downhill, it was really an important distinction in how we view ourselves different from a lot of things that have come to market this way. And that is really a unique opportunity to invest. So if you look at our total customer base, these are customers who have signed a master services agreement with us. They've started to roll out. These are customers who are in the process of rolling out our product. Those customers own almost 3 million units, 2.9 million units in the U.S. and Canada. Of that we've installed about 176,000. We have another 752,000 of committed units. So that's near term that owners have said, "Hey, we've done our pilot. We verified it works. It's back to this part of the curve. We're through our pilot, we're ready to get going. And this year or next year, this is what we're going to do." And so really, as you're sitting there as a potential investor looking at this, you say, "Well, there's already," to Brendan's point, “the customer acquisition cost has already been done. Now, it's just a matter of going in and harvesting that organic growth.” I like to think about it. If we didn't sign another customer ever, this would be an incredibly impressive business. This would be a great, long-term durable going concern.

Lucas Haldeman (24:59):

But of course the opposite is true. We're out trying to sign customers every day and we're being successful doing it. We've added over 100 logos last year. We've already added over 20 logos in the first quarter of this year. You know that we are continuing to grow this. But I think the investors are thinking about how do we de-risk it, is to say, "Well, even if not everything has to come true in this presentation, not all of the growth trajectories that we're going to touch on, have to be valid. And there's a really nice business here."

Lucas Haldeman (27:18):

So let's pivot here from our current customers, which is great to talk about, but talk about what's the opportunity in front of us? So, we've done an incredible job of signing up the largest institutional owners, we're the biggest company out there installing. But this is a massive green field opportunity ahead of us, that if you take just existing residential stock in the U.S. it's a $30 billion market opportunity.

Lucas Haldeman (27:44):

If you expand that out and you look at some of the new products we're bringing to market, we're going to talk about that a little bit later, and moving into other asset classes, student housing, military housing, senior housing, offices, that actually becomes an $80 billion market opportunity. And then if you take that and the other important thing here, and part of why we're so excited to have Fifth Wall as a sponsor is if you look then internationally, this is not a domestic only problem that we've solved. This is a global problem. And if we take this to the globe, as we plan to do, it's a $200 billion market opportunity. Just staggering numbers.

Brendan Wallace (28:18):

Well, just to call out, obviously how Fifth Wall intends to help there. Fifth Wall today, obviously it is the largest investor with more owners and operators of real estate invested in its fund than any fund in the U.S. But the same dynamic exists in Europe as well. Fifth Wall is the largest real estate technology fund in Europe. We have some of the largest, most institutional owners in Europe as LPs in our fund, and very much our strategy resembles SmartRent’s strategy, which is we tried to engage with these large beachhead investors. So for example, in the UK, we have British Land as a strategic LP. We have Gecina, the largest owner in France. We have Merlin, the largest owner in Spain, and then in east Asia, we have Mitsubishi Estate, the largest owner in Japan. We have China Vanke, the largest residential developer in mainland China. We have City Developments and Temasek and Kepple in Singapore. And so the intent would be to really bring SmartRent to all of these large international institutional owners and use them as beachheads to expand into those markets.

Lucas Haldeman (29:26):

Another way we're looking to continue to expand the business is by enhancing the product offering, and continuing to bring new products to market. We think there's a real opportunity here to become the operating system for the resident. The way the resident uses their apartment, operates with their apartment, all the way from looking for an apartment into living, into work orders, into living there and interacting with it on a daily basis. So, we created this roadmap actually when we started the business.

So Brendan, let's talk about another way we can grow and are planning on growing, which is around continuing to enhance our product offering and make it more robust.

Lucas Haldeman (30:41):

We really think there's an opportunity here to create a new resident experience and really an elegant way of finding, leasing and living in an apartment that today it's largely a lot of fractured different pieces of software that don't work together and don't talk to each other. From the customer side, it can be a very frustrating experience. We want to make it a really elegant experience. And part of the reason for doing this transaction is to fast forward that. This has been our roadmap for three and a half years now. We've had the same roadmap. What's new now is actually we can fast forward. We have the ability to offer these products by becoming a strategic acquirer. So instead of having to build everything in our internal workshop, we actually can go find best-in-breed prop tech companies and tuck them in so that they're day one a creative. And we think there's a real opportunity to create some hyper growth around getting these products to market.

Brendan Wallace (31:37):

And obviously, this is something Fifth Wall I think is uniquely positioned to help with as well. We are the most active investor in real estate technology. We see the entire scope of technologies that emerge and are selling into the real estate industry solving any variety of pain points and solutions for the industry. So when you look at a page like this, this is the aperture of our investment mandate. And across this, on the far right of this page, you're looking at more kind of hardware, smart home based solutions.

Brendan Wallace (32:11):

On the far left are more software based solutions, but it's important to highlight that all of these solutions are really attractive from a bolt-on perspective for SmartRent, because the way we conceptualize it is that it's almost like smart stuff came along at the residential level. The existence of all that smart stuff from different hardware manufacturers necessitated the creation of a functional operating system an OS that is enterprise grade and multifamily property manager facing. But that multifamily property manager wants fewer tabs open in their browser. They don't want more tabs open in their browser. In the same way the consumer doesn't want 10 applications to control their smart home, they want one. The multifamily property manager wants the same. So there's natural synergies here in so far as the ability to layer in these kinds of solutions that are today point solutions, CRM, payments, lease signing, and layer that in to the same product that resident is adopting in SmartRent, because this business is fundamentally a B2B2C business. So by virtue of selling in the landlord, you have almost forced consumer adoption. And the consumer really only wants, the resident really only wants one application to engage with their landlord in the same way they want to engage with their lock or their thermostat. So there's natural synergies across both the enterprising facing components of this business and the resident facing components to this business around this kind of M&A roll up opportunity.

Lucas Haldeman (33:48):

Yeah. So let's just recap because we've talked about a lot. So I think it would make sense to just kind of bring it home, which is the ability to access capital markets through this transaction and through having ongoing public currency will allow us to hyper charge the growth of this company. And we plan on investing in sales and marketing, in the installation services team, and continuing to invest in our software development team and our engineers. But also it’s going to allow us to go into the other trajectories of growth that we've talked about, expanding internationally, expanding by acquiring companies, and expanding by moving into other verticals of commercial real estate.

Lucas Haldeman (34:29):

We just couldn't be more excited about all of the embedded growth we have, and then all the other additional inorganic opportunities that are out there that we haven't talked about. And I just think it's really important to bring home that while we think there's all these incredible ways we can grow and new areas we can get into, and new verticals we can penetrate, that really if you come to the financial overview slide, we're not asking investors to pay for that today. We're asking investors to participate in that upside.

Lucas Haldeman (34:57):

So all of these numbers that we've put out, all of the financial projections really are oriented around selling our core business, harvesting that internal growth, harvesting that embedded growth that we already have. And I think that really, the KPI here is 85% of '21 and 75% of 2022 business is already in our committed pipeline.

Lucas Haldeman (35:17):

So while we think there's an ability to grow much faster and grow in new ways, we're not relying on that for you to get comfortable with this transaction. That's actually upside that we're all going to share in and all investors are going to share in, not just previous investors or current, all of us are sharing that.

Brendan Wallace (35:32):

And I think, the way we look at it as an investor is when we conceptualize the kind of business that we wanted to take to market with our first SPAC, it was obviously one that would perform very well in the public markets. And that in so doing creates a lot of highly predictable revenue growth. So you have kind of a clear revenue trajectory around these committed units, around these enormous portfolios that are rolling onto the platform.

Brendan Wallace (36:14):

But there's kind of these multiple vectors of new growth. One is deepening that monetization at an asset level around M&A, and these bolt-on application layers that you can kind of connect to SmartRent that offer benefits to the landlord and also to the resident, and there's international expansion, and there's new product set expansion within real estate, right? So there's military housing, there's student housing, there's healthcare, all of which have the same characteristics as what you've filled into today in multifamily.

Brendan Wallace (36:45):

So there's kind of a really interesting dynamic here where you have a true category leading enterprise solution with recurring revenue characteristics that is running downhill on its market. But you have this kind of venture-like upside in the fact that this breakaway velocity that SmartRent has today can readily enable it to expand into new verticals and further accelerate monetization from the owners it has today, as well as expand into new vectors of growth.

Lucas Haldeman (37:14):

That's exactly right. And I hope it's clear through this presentation and through this video how excited we are to go harvest that growth.

Brendan Wallace (39:04):

So Lucas, I think anyone obviously can access this presentation publicly, and so you can kind of review it, but I think there's a couple points that I just want to highlight that I think are really important for investors to understand. One is how you and how SmartRent has been so strategic in how you have done financings. You've used financings very consistently as an opportunity to bring in the most strategic partners that can accelerate your business and bring the most important landlords offsides and really onto the SmartRent platform. So can you just talk about that historically and also how this transaction reflects that as well?

Lucas Haldeman (39:45):

Yeah. I think it's a really important point to touch on because at every financing we've done from our seed round to this round, we actually could have maximized value and taken less strategic capital. We could've taken higher start value, pushed the value higher, but without the same quality of capital. And we've always prioritized the quality of capital over the amount of capital. And that from our first round that we did, our seed round, we had offers that were at a much higher value, but the offer we took was from a venture firm whose LPs all owned apartments, they owned over a million apartments in the U.S. We said, "Well, that seems to be much smarter money than just taking in VC dollars, generic VC dollars," we'll say.

Lucas Haldeman (40:59):

So what's really exciting about this transaction and this financing is we've done the same thing. And it's exciting for us that the third largest apartment owner, Starwood, is one of the anchors of our PIPE. The second largest home builder by volume, Lennar, is an anchor in our PIPE. And the largest institutional owner of single-family rentals, Invitation Homes, is an anchor in our PIPE. So this has been a theme from the beginning and continues even through this access to the public markets.

Brendan Wallace (41:24):

Yeah. And I think that's one of the things that is, I would say excited us so much about being an investor in SmartRent, both from our venture fund, but obviously in sponsoring this transaction, which is the companies that emerge as category winners use financing events exactly as you have. And I think this merger is just so interesting. One, because you have these really high-quality financial investors that clearly see this kind of downstream revenue growth that you have and just the compelling financial characteristics of this business. But I mean, this is a hits list of the most relevant players in the real estate industry who are coming into this financing through the PIPE.

Brendan Wallace (42:05):

Obviously Fifth Wall is the largest, most active, kind of most synonymous investor with real estate. In fact, is the sponsor of the transaction. But then beyond that is Starwood, Barry Sternlicht, one of the most iconic names in the real estate industry that is this anchoring this PIPE. In addition, Lennar, which is both the Fifth Wall LP and investor in your business and I think one of the most strategic residential investors in new technologies has given their track record, they are coming in a big way, and Invitation Homes is coming in.

Brendan Wallace (42:37):

So I just think this is so exciting because it not only is this an IPO effectively, but it's also just such a validation from the demand side of the real estate industry to everything that SmartRent represents and the potential of your business. And so, as a firm that loves rolling up their sleeves and driving collaboration between the real estate industry and new technologies that have emerged as category winners like yours, I would say we could not be more thrilled to be introducing this to the public markets. We are just so excited to be sponsoring this.

Brendan Wallace (43:10):

So Lucas, I guess, any closing thoughts, or should we just let investors peruse the rest of the materials?

Lucas Haldeman (43:19):

No, we're super excited to have Fifth Wall as a sponsor, to have the incredible investors lending, both dedicated investors, long only mutual funds, as well as the strategics that we discussed, and just incredibly excited to take the next step in this journey.

Brendan Wallace (43:36):

Great. Thanks Lucas.

Lucas Haldeman (43:38):

Thanks, Brandan. Good to talk to you.

b.	Interview with Invitation Homes

Participants

Brendan Wallace, Chief Executive Officer of Fifth Wall Acquisition Corp. I

Lucas Haldeman, Co-Founder and Chief Executive Officer of SmartRent

Dallas Tanner, Chief Executive Officer of Invitation Homes

Transcript

Brendan Wallace (00:03):

So Dallas, thanks so much for joining. Are you coming in from, where, Dallas?

Dallas Tanner (00:07):

I'm Dallas, in Dallas, Texas. Dallas in Dallas today.

Brendan Wallace (00:11):

Nice, nice. Well, maybe you can just start by giving people your background and obviously your role at Invitation Homes.

Dallas Tanner (00:19):

Yeah. Almost 10 years ago, my partners and I started a company called Invitation Homes. Today, we're the nation's largest single family rental provider with over 80,000 homes across 16 markets. And so, our business primarily consists of acquisitions, buying homes, fitting them to our standards fit and finish wise, and also creating a resident experience that we hope over time and distance becomes really second to none. We call it the leasing lifestyle. We want to create an environment where people live easy. And being here today with you and Lucas is an important part of that story in terms of how we view our homes and how we make sure they're safe and secure. And I think, most importantly, what does that in aggregate provide to our customers as part of that overall experience? We want our customers stay with us for a long time and tools like SmartRent are things that we provide in our homes to make that experience that much better.

Brendan Wallace (01:17):

And I'm curious just how the first interaction went, obviously, between Invitation Homes and SmartRent. Maybe you can tell that that side of the story from the Invitation Home, side and Lucas, you can tell it from the SmartRent side.

Dallas Tanner (01:29):

Sure. So we'd been active in the smart home technology space prior to getting to know Lucas better. And Lucas obviously had a history of even some people at our company, so that made it seamless. I think where Lucas brought really good insight was around what maybe an SFR multi-family operator would need real time. And that's not just hardware, but it's services. And I think as you look at what's out there today across, call it the spectrum of what you can acquire or invest in, being nimble, keeping your fixed costs on a subscription side at, at a relatively low basis, but also having a hardware that can integrate and update seamlessly is really important. And our business is a perfect example of the fact that we don't turn very quickly with 80,000 homes. So you need both software and hardware that can integrate easily and that can also update itself over time.

Lucas Haldeman (02:31):

And one of the things that was really exciting for us, Brendan, and I'll let Dallas give his view on this too, is just at SmartRent We are obsessed with the customer experience, the resident experience and really making it elegant and seamless experience. And what we've found in Invitation Homes was the partner that was as focused, if not even more focused on that. And I think together we've pushed each other to even be the better. And that really, you know I got my start in single family rentals and Dal started Invitation Homes 10 years ago, that we had to make a better playbook. We couldn't kind of draft off of what we'd done in multi-family for a long time. And what's exciting is we were sort of these pioneers in this field and now we've come and taken all the learnings and all the best practices, and we're bringing it to the entire rental industry.

Brendan Wallace (03:16):

And I guess when you first adopted it, Dallas, it seems like what's so interesting about SmartRent is that there's so many different ways that can be attractive. Obviously grow top line, reduce costs, reduce complexity, potentially even retain tenants longer and reduce turn. How did you start to see some of those proof points?

Dallas Tanner (03:37):

Yeah. Retaining your customer as long as you can is obviously paramount in any occupancy-driven business. And so, if you think about our business today, we've got residents that are staying with us three years plus. And so, what can you add to that experience that makes that more of a sticky factor if they're deciding between maybe home ownership or for lease product. And I think today, smart technology is in the earliest of innings in terms of where it's going. We care a lot, not only about the resident having this great experience where things are seamless, but think about what it does in terms of drag on our own costs.

Dallas Tanner (04:13):

When we lease a home today, 50% of the time we're leasing that home before it's ever unoccupied. Right? And so, that's a really interesting factor. So then as a home becomes vacant, what are the seamless ways that we can create ingress and egress points for potential customers going in and out of our home without having to have our people on site per se? And it all funnels into this technology stack.

Dallas Tanner (04:37):

And so, SmartRent is, I would say, a gateway in terms of where that experience is going. I think in today's world, call it 2021, it's a nice to have, but over the next five years, it's going to be absolute need to have it. It'll be commonplace that people aren't unlocking their front doors with physical keys. I think everything is going to go digital. I think the way that you can start to add resources and things to a smart stack in a home will make us very efficient. And tell us a lot more about our homes, whether it's the thermostat that we already employ with Lucas and his company today, or whether it's the hub actually evolving and telling you more things around appliances and software readings on some of those appliances will help you do things in a more efficient manner.

Dallas Tanner (05:25):

The ESG part of this story will continue to evolve as well. How environmentally friendly are your homes? We're using the SmartRent stack today in some of our markets and piloting with major utility companies, just in terms of how you think about driving best practice and efficiency around cooling a home. And those are innovative. It's early innings in terms of where it's going to go, but someone's got to start to figure some of this stuff out. And so, having a partner that can create both the hardware and the software, that allow operators like us to do what we do, only creates a better value proposition for our customer, allows them to stay longer, makes our returns better, and it's a winning proposition for everybody. So we're pretty excited about what Lucas and his team are building right now.

Brendan Wallace (06:11):

And Lucas, how was it for you obviously expanding into kind of the single family rental space? Obviously it's kind of like taking a multi-family asset and turning it on its side, and obviously increasing some complexity, but was that a relatively seamless rollout for you?

Lucas Haldeman (06:26):

Yeah, the differences of time and space between units are an incredible challenge, and that's why I think the single family rental business took so long to become institutionalized as we needed cloud and mobile technology to catch up. But for us to pivot, our background is in single family rentals, and so for us to pin it back to that was very easy, and it was kind of a great feather in our cap to give back and have Invitation Homes come on the platform. They are the leading operator. They're the biggest and the best, and we love having them be a partner of ours.

Brendan Wallace (07:01):

And so, Dallas, as a tech forward real estate owner operator, what excites you about just participating in this merger transaction?

Dallas Tanner (07:11):

Well, look, it's exciting for a lot of reasons. One is validation. We've invested with SmartRent and are excited to have another bite at the apple, so to speak. And it's an exciting time for them. I think visibility on companies like this happens in some ways better in a public space because the scrutiny and the ability to kind of understand where the growth profile of the businesses going is one that requires a lot of reps and a good management team. I've learned that personally through taking Invitation Homes into the public space and their degree of execution is measured, and rightfully so. I think, as a shareholder, you like that transparency.

Dallas Tanner (07:51):

I also think, hopefully for Lucas and his team, a successful offering will also allow cheaper cost of capital going forward. It'll give you the ability to invest in new technologies and also put you on the radar for other businesses that may not even be aware of the suite of services you guys provide. So I think I view it all as an absolute net positive. I think it's a successful story, Brendan, for you guys and your brand as well. Identifying early companies that have huge upside to them, both from maybe an investment thesis perspective, but also execution. It's one thing to have a great idea, but it's another thing to really execute. And it takes a few of these kinds of excellent parts together to create a successful story.

Dallas Tanner (08:38):

So we're just excited to be along the ride. Lucas and his team have been a great partner. We're excited to grow with them. We're excited to be an investor in the business, and we want to find ways to really enhance and also validate each other's theses around where single family rental and where kind of the smart home aspect of this business is going to go.

Brendan Wallace (08:59):

Awesome. Well, Dallas, your perspective is always so valuable, and really exciting that we're all a part of this amazing transaction. So thanks, Dallas.

Dallas Tanner (09:08):

Thank you guys.

21

c.	FWAA and SmartRent.com - Capital

Participants

Brendan Wallace, Chief Executive Officer of Fifth Wall Acquisition Corp. I

Lucas Haldeman, Co-Founder and Chief Executive Officer of SmartRent

Vik Chawla, Partner at Fifth Wall

Transcript

Brendan Wallace (00:07):

We've talked a lot about what the expectations were, right, going into this partnership. And I think whenever we invest in a company, we really want to accelerate their growth through Fifth Wall's strategic LP relationships. Vik, how did you think about doing that here?

Vik Chawla (00:24):

Brendan, as you know, our LP base consists of more than 70 global real estate firms. So we knew that there was a tremendous potential for SmartRent to positively impact a large number of portfolio units represented by our limited partners. We quickly got to work. Beginning with the Toll RFP process, which was an RFP process we ran on behalf of Toll Brothers, one of the leading us home builders. We quickly realized that for their multifamily business, SmartRent was an absolute no-brainer solution. Following that process, we kicked off the conversation with about nine other firms, of which multiple are in early conversations, several are in pilots, and three others have been signed as contracts.

Brendan Wallace (01:07):

And so you obviously had some expectations going into this partnership as well. What has it been like from your side?

Lucas Haldeman (01:13):

Yeah, we had incredibly high expectations. We thought a lot was riding on this Fifth Wall relationship, and we've been pleasantly surprised by surpassing those expectations even. And I think another important point is that really with Fifth Wall's guidance, we've pivoted into other categories of real estate, including working with the home builders. Which wasn't really on our radar before Fifth Wall got involved.

Brendan Wallace (01:34):

So you know we obviously have a big vested interest in making sure that SmartRent wins, I guess. What was the signal you were looking to send to the real estate industry?

Lucas Haldeman (01:43):

Yeah, I mean, we wanted to send the undeniable message that this is the company to pick. And if you don't, you're going to get questions why you didn't. And we had a great track record. We had great names on the board, but we didn't feel like we had that final sort of capstone marquee partner to just say stamp of approval. This is it. And we've seen that now, anytime we're not an RFP process, people are not questioning it. And we get put right into the RFP process.

22

Brendan Wallace (02:06):

So we've talked about how Fifth Wall kind of has helped shepherd SmartRent into some of the largest multifamily real estate owners in the US. What has that process been like from your side?

Lucas Haldeman (02:19):

Having a partner like Fifth Wall, Fifth Wall is not a sales channel for these CEOs. It's a trusted and respected consultant. They understand tech, they understand the markets, they understand real estate. So to have Fifth Wall inbound saying, "Hey, we really think you should look at this company." It's a marketing you can't buy.

Vik Chawla (02:35):

If you look them, more than nine conversations that we've facilitated, and how many units that represents in the hundreds of thousands of total units, I think we're quickly going to see additional adoption by many of those corporate real estate partners of the SmartRent product, which will only further evangelize the company.

Brendan Wallace (02:53):

One of the dynamics that tends to play out in real estate tech, over and over again, is a number of solutions on the technology side emerge. But what tends to happen is really momentum tends to aggregate around one company, relatively early on, usually like two, three years into a cycle. And I think you started to see that at SmartRent, I guess, a few years ago, right? How has that played out for you?

Lucas Haldeman (03:17):

Yeah, we did start to see that. And going after the marquee names and in multifamily, and really the thought leaders in multifamily, has accelerated that for us.

Brendan Wallace (03:28):

So let's talk about expansion, right? What does that mean to you, and how can Fifth Wall help?

Lucas Haldeman (03:33):

Yeah. When we think about expansion and breaking it down, there's a couple of different categories. And to me it's amazing how big this gets, and how we think about it. But first and foremost is continuing to just expand within our multifamily vertical. But we've also opened up, we're in single family rentals, we're in student housing, we're in senior housing, vacation rentals. So you just go along the continuum of rental housing. We can grow that way.

But what's really exciting, that's sort of the obvious growth path, there's other ways we can grow. And I think where Fifth Wall is uniquely positioned to help us was around global penetration. And what we've discovered is that the platform that we've built is not a domestic platform. We didn't solve a domestic problem. We solved a worldwide problem, and there's no other company out there that can help us access the global real estate market.

Vik Chawla (04:16):

The other big one is in product expansion. So the ability to have a full, end to end, experience delivered for the underlying consumer tenant on a single app is very powerful. People don't want nine different apps to control their home life. They want one. People were have been forced to use unbundled solutions, because the historical bundled solutions have been really terrible. But when you think about ancillary product adjacencies, in a perfect world, all of that can be run through the SmartRent ecosystem. And you have one platform that controls the entire tenant's life end to end.

23

Brendan Wallace (04:51):

So obviously we are continuing to expand this relationship by virtue of [FWAA 00:04:56], right? Our SPAC and our sponsorship. What are you looking to achieve in the future, right, with Fifth Wall sponsorship?

Lucas Haldeman (05:04):

You're raising capital, there's lots of great SPAC sponsors out there, but none of them bring the global real estate reach that Fifth Wall does. Fifth Wall is uniquely positioned to not only provide that capital needed through the transaction, but also to fulfill on that demand globally.

24

d.	FWAA and UDR – Prop Value

Participants

Brendan Wallace, Chief Executive Officer of Fifth Wall Acquisition Corp. I

Jerry Davis, President and Chief Operating Officer of UDR

Transcript

Brendan Wallace (00:07):

Let's talk about SmartRent from the perspective of a customer. You have a really unique business, in the sense that I think the consumer value proposition is obvious. You have this kind of B to B to C business. So Jerry, I'm thrilled to have you here. Can you just start maybe by giving a bit of your background and talking a bit about UDR for those that aren't familiar?

Jerry Davis (00:27):

Sure. I'm the president of UDR. UDR is a diversified apartment owner across the United States with over 50,000 homes. We have A's all the way down to C level communities.

Brendan Wallace (00:39):

As national owner of so many units, I guess, how did you first look at SmartRent as an opportunity for your assets?

Jerry Davis (00:47):

Well, originally, we looked at doing smart home technology in-house and failed. We cannot find the right product mix. Didn't have the expertise in-house, and we started looking externally. We were talking to two to three different vendors and then we met Lucas. Lucas kind of had a leg up on most of his competition because he was a real estate guy coming from a company we had a lot of respect for.

Brendan Wallace (01:12):

What stood out about the product to you? Obviously you made a decision to go with SmartRent. I guess, when you looked at what it represented for your portfolio, what was most important?

Jerry Davis (01:23):

Probably that it wasn't just a revenue stream for UDR to get out of its residents. We saw there was cost efficiency and the other benefits to the residents, as well as our workforce.

Lucas Haldeman (01:32):

Well, I was having some of the same frustration you were on the operation side, saying, "These vendors just don't get it. All I'm hearing is revenue, revenue, revenue. We're not in the business of milking every last penny out of our residents. We are in the business of being incredibly efficient operators."

25

Brendan Wallace (01:46):

I think there's an important case study here, because you are such an institutional owner and operator of multifamily assets that, when you first looked at SmartRent, how did you look about first piloting it, to kind of understand that it was viable and it worked, and now expanding it throughout the portfolio?

Jerry Davis (02:06):

Yeah. After we determined we were going to go with Lucas's product, we wanted to pilot first. We did two locations. Adoption was quick. Our employees, as well as our residents, both thought the product worked very well, made their lives much easier. And because we saw the future was resident self-service and we wanted to get on with self-guided tours, also wanted to get efficiency from our workforce, we wanted to move quick. We're a big believer in being first mover. We think we lead the industry in technology. So we acted quickly. I think that first year, our determination was we wanted to get at least 10,000 homes installed. So roughly, I guess, 28 months later, after first installation, we've put in orders for, I think, 44,000 homes to be installed with SmartRent. We've already completed, I think, 41,000 to 42,000 homes. And the remaining 6,000 homes, we think we'll get to over time. But the expectation is we would be fully rolled out with SmartRent over a time period.

Brendan Wallace (03:05):

I'm curious, what are the property managers saying about SmartRent?

Jerry Davis (03:08):

Yeah. They see the ease that it puts on their teams. We're not having to change locks. You're able to not have to deal with many late night maintenance requests. Lockouts, when you don't have your keys and you need to get in your apartment, so our maintenance team would have to go out frequently. Now they don't have to. As long as you have your code, as well as your phone, you can get access into your apartment. So the convenience factor was huge for our teams. And then as COVID hit last year, we moved forward, we think, much more rapidly than our peers with self-guided touring. One of the biggest attributes we had was touchless entry. We could give them a code to get access to an apartment, send them on their way, and then they could come back. So we believe we outperformed our competitors on the revenue side because we could accommodate more tours.

Brendan Wallace (03:55):

Also, I imagine you're seeing stickier tenants, because tenants are demanding this kind of technology. I think one of the things that SmartRent offers is this really elegant, singular solution for them. Are you seeing that translate into more retention and higher yields at the asset level?

Jerry Davis (04:13):

Over the last two to three years at UDR, retention is up probably 300 to 400 basis points. So, again, some of it's industry, but I think the SmartRent product has assisted that also.

Brendan Wallace (04:23):

So Jerry, I imagine one of the things you're focused on is how do you differentiate the UDR assets and that product from your competitive set in the industry? I guess, how has SmartRent been instrumental in creating that differentiation around smart home technology?

26

Jerry Davis (04:41):

In addition, the one thing I really liked about the SmartRent product, open architecture. While the compliments of what Lucas's team brings is the leak detectors, the smart plugs, the thermostat and the smart locks, some people want to be able to plug in their speakers, some people want other things that can be accommodated through smart home technology. But the cost to us, if we did full level installations, would be too great and we couldn't command the rent. But you have the ability to plug into his format anything you want to run out of your phone. So I think that open architecture differentiates it from quite a few of his competitors.

Lucas Haldeman (05:18):

We've been open architecture, as Jerry mentioned, from day one. We think it's really vital differentiators to say that no matter where we go in the future, where IOT goes in the future, we're going to provide the best experience because we have the broadest platform to choose from.

Brendan Wallace (05:33):

Consumer choice has exploded across every asset class, every product that they consume. What I'm hearing you say is that SmartRent provides almost that self-guided opportunity to say, "I can tether how I want my unit to look. I can tether how I want my home to look, technologically, and I'm willing to invest in that." There's kind of a baseline that's provided from the landlord to offer standardized product, but you can really grow and scale. And that feels, I guess, future-proofed to me in terms of where we are headed in smart home technology.

Lucas Haldeman (06:05):

Yeah. I completely agree. I think that that is the goal that we've set out to do, is to say, "Show the owners where there's ROI." But also, "Let this be a delightful consumer experience, and let the renters get the same benefits that homeowners have had for years."

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e.	FWAA, SmartRent.com, and UDR - Trailer

Participants

Brendan Wallace, Chief Executive Officer of Fifth Wall Acquisition Corp. I

Lucas Haldeman, Co-Founder and Chief Executive Officer of SmartRent

Jerry Davis, President of UDR

Transcript

Brendan Wallace (00:06):

There's something about SmartRent that is so profound, right, in what you have the potential to do for property managers and for tenants? But when you describe the company, right, when you describe it to investors for the first time, how do you characterize it? What's the elevator pitch?

Lucas Haldeman (00:20):

What we do at SmartRent is enterprise IoT. And let me unpack that a little for you. If you think about the world before the SmartRent, before our platform, there are a lot of really great smart devices. I had a bunch in my house. I'm sure you had a bunch in your house. But none of them were ever designed to be managed at scale. It was designed for one user to have in their home, for you to put in your house, or for me to put in my house. But no one had said, "What if I need to control 100,000 of these or 200,000 of these or a million of these. That's really this open platform that we've created that says 15 different kinds of locks, 20 different kinds of thermostats, hundreds of different switches, and sensors all goes into one platform. All gets deeply integrated. That's really the founding thesis of our company.

Brendan Wallace (01:00):

Jerry, I'm thrilled to have you here because you are such an institutional owner and operator of multifamily assets.

Jerry Davis (01:07):

Yeah, after we determined we were going to go with Lucas's product, we wanted to pilot first, and we did two locations. Adoption was quick. Our employees, as well as our residents, both thought the product worked very well, made their lives much easier. It ROIs multiple ways. We could get to a good IRR purely on that.

Brendan Wallace (01:29):

Can you articulate the value proposition to the property manager?

Lucas Haldeman (01:34):

Three big buckets I like to talk about. One is you're going to increase your revenue. Residents are willing to pay more for a smart apartment. The second bucket is around decreasing our costs and better protecting our assets. A good example of that is around water mitigation and putting in leak sensors. Knowing when a leak starts before it becomes catastrophic is hugely impactful to the P&L. Then the third bucket is around just decreasing the complexity of running these properties. You don't have people running around in golf carts taking keys all around the property. You don't have a key box that can get confused. It's really about just this seamless, elegant property management.

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Brendan Wallace (02:08):

There's another side of this, which is the consumer value proposition. How do you articulate the consumer value proposition?

Lucas Haldeman (02:14):

For the resident, the benefit is really around having that modern living experience that many of us as home homeowners have been enjoying for years. They can create access codes so the dog walker can get in and take the dog for a walk. They can know when their kids get off the school bus and get home. This doesn't change your life, but it just feels like a more modern living experience. And on the other side of it, part of what I love about this platform is it's not just for high-end luxury or classy apartments. In fact, it's more impactful when you go into the B and the B minus product, and you tell someone they can save 50 or 60 or $75 on their utilities. That's a meaningful difference for them in their lives.

Brendan Wallace (02:48):

So providing a single fulsome solution to managing all smart home residential technology, what is the size of that market?

Lucas Haldeman (02:59):

Yeah, so the addressable market here is just massive.

Brendan Wallace (03:02):

But there's other categories of residential that I think are also prospects for smart home technology too. Right?

Lucas Haldeman (03:10):

Yeah, residential and commercial. And as you start broadening out to the global, if we went out just to the next five largest international markets, it's over a hundred million units.

Brendan Wallace (03:19):

So Fifth Wall is doing its part to make sure the rest of the real estate industry follows suit. We are going to make sure you are the vendor of choice. But that has translated into some pretty profound financial growth. Can you unpack that a little bit?

Lucas Haldeman (03:32):

Yeah. I mean, I think we've had this amazing inflection point around coming out of COVID and going through COVID. We saw new companies flock to us for a self-guided tour, and then once we were able to sit down with them able to explain all the benefits of the platform. We doubled the business in 2020. And while that's a great number, we actually were sitting on the sidelines for five months. So we doubled the business with only having seven months to be out installing, and that's translated into this year being even bigger. I almost hate to say this out loud because I want to knock on wood, but we've had 0% churn in four years of installing. We have not had a unit move off of our platform, just a staggering, staggering number. It's an incredibly sticky business because it's hard to get in. It's hard to get them over the hump. It's a big decision. It's a big capital expense. But once they do, they've taken it seriously. They've underwritten this. They've done an RFP. And they're ready to be partners, true partners going forward.

29

f.	FWAA and SmartRent.com - Profile

Participants

Brendan Wallace, Chief Executive Officer of Fifth Wall Acquisition Corp. I

Lucas Haldeman, Co-Founder and Chief Executive Officer of SmartRent

Vik Chawla, Partner at Fifth Wall

Transcript

Brendan Wallace (00:06):

Fifth Wall first invested in SmartRent in March of 2020. When we did that, Vik, obviously you were leading the deal. How did you look at the company financially?

Vik Chawla (00:17):

Yeah, so the financial profile of the SmartRent business is extremely strong. The business has actually experienced no churn, which is extremely rare, especially in the real estate technology space. What we saw were three really compelling business lines. First, a core software business line in the recurring charges that SmartRent's able to charge its underlying real estate partners. The second is a software-like business line in the [inaudible 00:00:42] piece of the hardware revenue. Then finally, their installation revenues. What you had was a very robust business model that had the ability to expand as they develop new products and services and additionally monetize their underlying customers by delivering a better experience to the tenants who occupy units. We were extremely impressed with the business profile, unit economics and real durability of the competitive mote of SmartRent.

Brendan Wallace (01:09):

One of the things that I think is interesting there is the land and expand opportunity in the sense that many property managers can be challenging to sign up for the first time but their portfolios can be quite vast. Once you overcome that initial friction, once you establish that first pilot, once that pilot is successful, it is like you're running downhill and you have that negative churn in the business. How did we look at that?

Vik Chawla (01:32):

Yeah, we felt that the ability to expand the product lines because they'd already accomplished the hardest part of the transaction, which was getting in the unit and getting on the portfolios of these very large real estate players. In our underwriting case, what we saw was a core business that was going after a very attractive near-term market and had the additional upside of expanding into other customer verticals, geographically and through additional products and services. I think you've been thinking through exactly the timing of a lot of those products and services and bringing them into the market.

Lucas Haldeman (02:05):

Yeah. The exciting thing for us is every new product we've brought to market can be its own land and expand. Let me give you an example: common area access control. Let's say we don't have budget own or doesn't have budget to go do the smart units right now, but they have an end of life on their access control system, we can go do the access control, we can go do self guided tours, we can go do smart apartments. Every product is its own land and then expand opportunity.

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Brendan Wallace (02:27):

Does that widen the aperture of your entry point into a property manager? Meaning you can solve one specific pain point that might be more acute or more imminent to them right now, but then roll out the rest of the suite of SmartRent's products?

Lucas Haldeman (02:41):

That's exactly right. The biggest example we have of that is our self guided tour product during COVID, which is that's what everyone needed. That was the immediate problem we had to solve. We're now expanding that client base out for those people. We solve that one problem. We did a great job. There through that, and now it's like, "Okay, let's start expanding to the rest of the products."

Brendan Wallace (02:59):

You have this mission critical software and hardware that once installed at an asset is very hard to rip out. Obviously, the first sale is probably the most challenging. How do you think about that from a cash efficiency perspective in like how you should be investing in marketing and growth, especially now with this massive transaction in the amount of capital you're going to have on your balance sheet?

Lucas Haldeman (03:21):

Yeah. We take a unique approach to that versus some of the other people playing in the space that we're in where we're trying to get owners to do a pilot. That's what we want them to do. We want them to see it for themselves and that could be four properties. It could be one property. But we say, "Look, what we want you to do is just try it at one property. See for yourself the benefits, and once you do, we know you're going to want to roll it portfolio wide."

Brendan Wallace (03:42):

Can we talk a bit about the margin trajectory on the business? Obviously, your software margins are high at the outset but with scale, increase. But the same is true also with hardware margins as well in this business.

Lucas Haldeman (03:55):

Yeah. I think there's an incredibly attractive margin profile on both the software and the hardware side and these are scale businesses so as we actually grow bigger, our margin gets better, not worse.

Vik Chawla (04:05):

The other interesting part of that is the hardware to some degree, which causes a lot of investors typically some indigestion is a really unique toll pass to the software swim lanes. In fact, in this business, the installation of the hardware opens up these additional recurring revenue swim lanes, which create a really attractive unit economic profile for the business. We're really excited about what the steady state gross margin looks like across all of the business lines, specifically the recurring revenue ones.

Brendan Wallace (04:33):

Would it be right to characterize it as there's obviously an upfront cost to installing the hubs at an asset and overcoming that initial friction with a property manager, but the bolt-on software opportunities and how synergistic they are with one another, have such a high margin profile that the embedded margin of just the hardware as a standalone product doesn't really capture all that downstream benefit?

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Lucas Haldeman (04:55):

Yeah, that's right. Well, you have to think of it, the hardware is the ultimate mode. It's the one keeping others out in a way from the other businesses, the attractive high margin SaaS businesses that we want to move into.

Vik Chawla (05:05):

Also remember, that each additional product and service that the team launches comes with really high incremental contribution margin because you're already in the unit so there isn't a lot of upfront costs to deploying a new product or service. It comes with very, very high incremental contribution margin.

32

g.	FWAA, SmartRent.com, and UDR - Competition

Participants

Brendan Wallace, Chief Executive Officer of Fifth Wall Acquisition Corp. I

Lucas Haldeman, Co-Founder and Chief Executive Officer of SmartRent

Jerry Davis, President and Chief Operating Officer of UDR

Transcript

Brendan Wallace (00:00):

I think today it's plainly self-evident that SmartRent has emerged as the category winner here. I imagine in the early days, it wasn't so clear, and I guess, how did you think about first differentiating yourself from the other solutions in the market?

Lucas Haldeman (00:23):

Yeah. Well, for us, it had always been clear. We just needed the rest of the world to see it with their eyes because remember we started this business as frustrated operators. We knew what every one of our now competitors was doing wrong. We said, "If we go and do this, here's why we're going to do it the right way." We knew that there were different holes that different people had, but some people would say, "Oh, we only install in certain geographies," or, "You have to give us so many units in a certain place to go there." We knew, "Hey, we'll go anywhere. We'll do anything." We had other companies that say, "We have a really closed architecture. We only allow hardware that we've built." We said, "Nope, we're going to be totally open and have this open architecture." From the beginning we knew the deficiencies of our competitors and were able to start the business with that in mind.

Brendan Wallace (01:05):

When you were evaluating SmartRent, what stood out? What was most salient as like this team, this company is going to be the industry standard?

Jerry Davis (01:14):

I think a lot of is what Lucas just said. They were operators before. They weren't just a bunch of tech guys coming out of Silicon Valley with a new product. He had done it. He had already seen the stumbling blocks from his prior career. He had fixed those things because he had been on our side of the table previously. He understood our concerns, our views, and all of the other issues that we were having to look at, and he answered every one of them.

Brendan Wallace (01:39):

One of the things that impressed us about SmartRent was the institutional quality of the early adopters that you had using your product.

Lucas Haldeman (01:48):

Yeah, I mean, we really strategically from the beginning said there's five or six companies that are thought leaders in this space. If we can get them convinced and get them to adopt the product, it's going to have out-sized dividends. That's what happened is we got the right people to say, "We're validating this product. We're rolling this product out." That made the rest of the industry confident that they could make the same choice.

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Brendan Wallace (02:10):

Let's talk numbers. How many units are you installed in today? If you were to look at the expansion opportunity just with the property managers represented in that unit count, what would it be?

Lucas Haldeman (02:21):

Yeah. This is what excites me about the business and our growth prospects. If you said let's stop all sales and marketing. Let's just cut it off today. We're done. We would still have amongst owners who are rolling out our product, they own or manage 2.8 million units. Without adding another logo, another single logo, we could have 3 million units on our platform.

Brendan Wallace (02:39):

Lucas, there are companies out there that make locks or thermostats that have represented themselves as being able to do what you have been able to do for owners like UDR. Can you help investors understand why that is not, for lack of a better word, the right entry point to actually own smart home technology for commercial real estate.

Lucas Haldeman (03:02):

Yeah, there's two really key points in this. One is if you just make one product, then as an owner, as Jerry, he's going to have to have relationships with multiple different parties and make sure all those integrations work together. We handle all that hard work. We do the integrations. We provide the holistic platform. The other piece that a lot of people have missed because I think they don't come from operations is the deep integrations into the software that we're already using to manage multifamily. Without both of those things, you're not going to have a successful platform that can be rolled out.

Brendan Wallace (03:33):

It sounds like what's also important for you is this philosophical approach that SmartRent has to just consumer preference, which is that you can be device and brand agnostic. Right? There's an element of you as the landlord being able to offer your tenants, your customers, choice, right, choice and optimization in the smart home technology they want.

Jerry Davis (03:55):

Absolutely. I mean, we can go with the base package if they don't want to pay anything extra, or they can upscale it as much as they want. Lucas's company provides the products that they could sell to them, or they can bring their own, but they can tie it all together and go as high end as they would like.

Brendan Wallace (04:09):

Does that let you have a certain elegance in managing your business in the sense that you don't have to worry about every new fangled technology solution, every smart home solution that's developed and brought to market, some of which may be better, some of which may be worse. You can sit back and simply interact with SmartRent.

34

Jerry Davis (04:28):

Yeah. In reality, we're an apartment company. We're not a technology company, but we believe in the uses of technology and that our customers prefer it. To find a great operator like Lucas to partner with, he takes that off our plate, and then we can go on and serve our customers in every other way.

Brendan Wallace (04:45):

There's a lot of different asset classes beyond multifamily for which SmartRent is very applicable and where these same pain points exist. What I heard you say, Jerry, is that it allows you as the owner, right, that really cares about your tenants to do what you do best, which is do real estate and operate your assets really well. You have a tech solution that is simple, and elegant, and singular that really takes the friction out of capitalizing on everything that's happening in smart home technology.

Jerry Davis (05:15):

Right.

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h.	FWAA and SmartRent.com - Relationship

Participants

Brendan Wallace, Chief Executive Officer of Fifth Wall Acquisition Corp. I

Lucas Haldeman, Co-Founder and Chief Executive Officer of SmartRent

Vik Chawla, Partner at Fifth Wall

Transcript

Brendan Wallace (00:00):

You got the whole Fifth Wall and SmartRent team here. Let's talk about the genesis of this relationship and where it all started. Vik, how did that happen?

Vik Chawla (00:16):

Yeah, Brendan. So, SmartRent operates in a space that's definitionally real estate tech. We knew that the enterprise grade IoT space was a clear and acute pain point for our corporate real estate limited partners. We actually conducted an extensive RFP process, looking at seven different businesses, building out both software and enterprise grade IoT for the space. It was quickly clear that Lucas and team were building the marquee business in the space, and also had the right team and capabilities to build a very high quality, durable franchise. We were thrilled to partner in early 2020 and it's been a great ride ever since then.

Brendan Wallace (00:56):

So Vik here, kind of led the relationship at the outset. What was it like for you?

Lucas Haldeman (01:01):

Well for us, I mean, it was a very thorough process that you guys went through. And so, we felt like you truly understood the business, you truly understood what we were doing and you had all of the marquee LPs. So, I feel like we'd already made a lot of progress. We had some good traction with LPs that were in your fund, but getting the investment and the sort of signature from the pre-eminent Proptech fund, for us was just the capstone moment of this is just game over. Like, there's nothing now to prevent us from taking down every single customer in real estate.

Brendan Wallace (01:30):

When we started Fifth Wall, the original premise was we wanted to be a kingmaker for our portfolio companies by virtue of the strategic LPs that we bring into our funds. So Vik, what was the kind of the start of looking at this whole RFP process and how SmartRent came to us?

36

Vik Chawla (01:49):

So first, from a approach to market perspective, we knew this market was very large, but SmartRent’s ability to work hand in hand with existing owners and managers of real estate was by far the best in the entire space. Lucas comes from the real estate industry, but he has a very strong technological grounding. So, the team that he assembled to tackle this problem was first in class. So, the initial businesses that were focused on the space often sold just hardware into the units, and then tried to monetize the hardware over time or bolt on software and try to link existing hardware devices. In Lucas's case, and the SmartRent team built out this amazing hardware plus software solution that allows them to have a great entry vector into their rentable unit, and then be able to scale other products and services. So, what we saw was the correct approach to the market, an amazing and experienced team, and a business model that we knew would stand the test of time.

Brendan Wallace (02:49):

And Lucas, you were looking to solve something as well, right, and who you brought into your cap table, and you had your pick of the litter of every venture fund out there. What were you looking to solve in raising that round and raising that capital?

Lucas Haldeman (03:02):

The important thing to us in raising capital is that we're lucky, in a sense that there's so much capital out there chasing deals, that it wasn't just enough to take capital. We needed capital to grow, but we needed more than that. We needed a partner who could help shape our strategy. And really, there was only one choice, it was Fifth Wall.

Brendan Wallace (03:20):

And I guess, the reason for that is probably access to these large, incumbent real estate owner, operator, developers, in our case, in the multi-family case. And I guess, when you think about that, what was the signal you were trying to send?

Lucas Haldeman (03:34):

Yeah. Access and also understanding, so both were important that you have access to the LPs, but you as an investment team also understand the problem we were trying to solve. Those two together, we just knew could hyper accelerate our growth. And, by unlocking the LPs who are already in your fund, you said the word earlier, it's a kingmaker. And, we felt like that was going to be the case and it turned out to be exactly correct.

Brendan Wallace (03:55):

So, Fifth Wall is always trying to bring something to the table for our portfolio companies that's more than capital. What did you think Fifth Wall could bring to SmartRent?

Lucas Haldeman (04:04):

Well, what we were hoping going in is that Fifth Wall could bring not only incredible marquee names of LPs, but also help with the strategic thinking of the business, and how to drive business and how to drive the business model. And I'm pleased to say year end, we've been totally thrilled with what we've gotten from Fifth Wall.

Vik Chawla (04:22):

And so, the other thing that we hold dear to what we do at Fifth Wall is being a translator between the real estate industry and the tech industry. A lot of times, it's difficult to get legacy real estate firms to understand how powerful high quality technologies can be. We saw that in the SmartRent business, knew we'd be able to explain it to our corporate real estate partners and I've been really pleased that, that's been going so well so far.

37

Lucas Haldeman (04:48):

Yeah. It's a really important point, because if you think about your real estate operator is not a tech expert. And so, all of our pitches from competitors kind of seem similar, like we're all sort of saying the same stories, the same thing, so to get the endorsement from an outside tech expert in Fifth Wall is a huge difference maker for us.

38

i.	FWAA and SmartRent.com – Team

Participants

Brendan Wallace, Chief Executive Officer of Fifth Wall Acquisition Corp. I

Lucas Haldeman, Co-Founder and Chief Executive Officer of SmartRent

Transcript

Brendan Wallace (00:05):

So Lucas, we've talked a lot about your really unique hybrid experience of having worked in the real estate industry and also being a technologist. How did that inform how you built out the rest of your management team?

Lucas Haldeman (00:19):

Yeah. I mean, so really, I'm the tip of that spear of that hybrid, but everyone on the executive management team has that same hybrid experience. So every key person on our team has been an operator, has been a real estate operator, and is also a technologist. So for us, it was important not only that I bring that background, but the entire team has that background.

Brendan Wallace (00:39):

It sounds like that's really important for real estate owners. When they're doing something as existential to their business is integrating smart home technology, they want to make sure that the team doing that has the ability to speak their language as a real estate operator, but also has the technological competency to execute well.

Lucas Haldeman (01:00):

Yeah. No, that's exactly right. The apartment business is a nuance business. It's a hard business. And until you've been in that business and done that business, you can't fully understand it. So even down to our trainers, we go onsite, every one of our trainers is a former property manager or regional manager. So we think it's vital to getting the adoption and getting the buy-in, not only from the executive level, but all the way down to the property staff. I can tell you, you get a lot of credibility walking in to talk to a property manager when you yourself have been a property manager.

Brendan Wallace (01:29):

Now, obviously, you're making the leap to the public markets, right? And this is an opportunity to supercharge your growth and supercharge your management team. How do you think prospectively, your management team changes and evolves as you have this capital and you have a whole new audience of investors?

Lucas Haldeman (01:46):

Yeah. I think it gives us a public validation of the business we're building, which is an important recruiting tool. So there's a couple sides to an IPO the way we think about it. Of course, there's the proceeds and the capital, and that's fantastic, and access to durable capital is great. But the other side of it is the market validation is an important piece of how we attract and retain talent.

39

Brendan Wallace (02:06):

So Lucas, how big is the team today? And how big do you see it growing to?

Lucas Haldeman (02:11):

So we have over 300 team members today at SmartRent. And we continue to grow judiciously as we add units. So we know how at each level of the company, we know for every X thousand of units we add, we need to add another role for that player, whether it's a customer care support representative, an account manager, or even a software developer and engineer. So we see that continuing to grow as we add scale and add units.

Brendan Wallace (02:36):

So Lucas, as the cultural leader of a company like SmartRent that has just such a massive opportunity in front of it, how do you think about balancing all that?

Lucas Haldeman (02:47):

Yeah. It's something we spend a lot of time focusing on. And to be a hypergrowth company and be growing at the speed we're growing and adding units at the speed we're adding them, we've been able to balance that with an incredible culture. We have incredibly low turnover, and we have team members that have been with us for years. And I think it's something we've really built a durable business. I think one of our proudest accomplishments as a management team is to have won One of the Best Companies to Work for in Arizona, as well as One of the Best Companies to Work for in Multifamily. And if you look at the list of the companies winning those awards, most of them are not in hypergrowth mode the way we are.

40

j.	FWAA and SmartRent.com - Value

Participants

Brendan Wallace, Chief Executive Officer of Fifth Wall Acquisition Corp. I

Lucas Haldeman, Co-Founder and Chief Executive Officer of SmartRent

Vik Chawla, Partner of Fifth Wall

Transcript

Brendan Wallace (00:08):

So Lucas, you're taking SmartRent public with Fifth Wall. And I guess, what are the objectives you have?

Lucas Haldeman (00:15):

The first is focusing on our core business, but continue to add sales and marketing efforts around it. I mean, we have such a sticky business, as we've talked about, we have zero churn, but the problem is we need to make sure we're in front of every apartment decision maker in the US. So the first one is, we're just going to enhance our sales and marketing efforts. But what's, I think, even more exciting is the other two vectors. One is, the ability to grow internationally and leave the US in a real meaningful way.

We've started doing that today, but we've had to be very opportunistic because we have to be good stewards of our capital. So having access to durable capital will allow us to supercharge that growth. And then the third is really around, we have an ambitious roadmap. We want to continue offering services to the multifamily industry. Our roadmap to date has been all things we will build ourselves, but now having access to durable capital will allow us to be selective and go after selected mini targets that we think are going to be accretive day one.

Vik Chawla (01:07):

And from my perspective, Lucas will have the capital heft and the brand recognition in the market to move quickly on hiring, to expedite product development, and will be looked at as a very real M&A player and M&A acquirer for other strategic options.

Brendan Wallace (01:22):

And how do you think about M&A in terms of the company's growth prospects and now having this new currency in your stock? How does that change your perspective on what your next M&A targets might be and how soon you might pursue them?

Lucas Haldeman (01:35):

Yeah, I mean, I think we're currently capitalized to harvest our organic growth, having this ability to go public and tap into these markets is going to allow us to totally pivot and focus on near term M&A opportunities. And for us, that's partly the value we also see in joining and doing this with Fifth Wall. Is, you are experts in investing in prop tech companies. We together have an incredible roadmap that we've already developed of near term targets that day one are accretive and supercharge the growth of this company.

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Vik Chawla (02:04):

And this transaction will fundamentally convey a lot of credibility to SmartRent as an M &A counterparty. Previously, a potential target would have to believe that SmartRent had the interest, had the capitalization, had the board buy-in to consummate a transaction. With the amount of capital that SmartRent will have on its balance sheet, it will be able to really efficiently execute in M&A processes in a very compelling way.

Brendan Wallace (02:27):

And so there's a lot of different personas of technology products that you could go after, right? To augment your business today. How do you prioritize that?

Lucas Haldeman (02:36):

I think for us, it's around always the core belief of solving a real problem for the real estate industry. That not tech for tech's sake, but as operators we know where the pain points are. And we know if you look along the resident life cycle from when they start looking for a place to live all the way into leasing and living, that there's still friction in that process. It's still not an elegant process. We've created an elegant process for smart homes, we created a seamless experience. We want to create a seamless resident life cycle.

Brendan Wallace (03:03):

And so what that means to you, it sounds like, is end to end from how a tenant discovers an apartment, leases that apartment, gets insurance on that apartment, engages with the unit, engages with the property manager. SmartRent has the opportunity through both organic growth, but also through M&A consolidation to aggregate all of that. And the value chain there, I think, is pretty significant.

Lucas Haldeman (03:26):

Absolutely. And what today is a really fraught with friction process, could be a really elegant and seamless process.

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k.	FWAA and SmartRent.com - Weeks

Participants

Brendan Wallace, Chief Executive Officer of Fifth Wall Acquisition Corp. I

Lucas Haldeman, Co-Founder and Chief Executive Officer of SmartRent

Transcript

Brendan Wallace (00:06):

We referenced environmental, and the sustainability opportunity with SmartRent. Can you just describe that a bit more?

Lucas Haldeman (00:14):

Yeah. One of our real macro themes is around how do we both understand, and then improve our environmental impact? If you think about it, if I have a bunch of offline devices, thermostats in a gym, or thermostats in a unit that aren't connected, I don't know what's happening with it. I can't even measure my performance, let alone improve it. There's no data. So, it just starts by putting all of these smart thermostats in, all of these different environmental sensors, we actually are now gathering the data. We can actually say, "Here's what you're using." It's amazing if you think about how we've diversified utilities, so that each individual renter in almost every case is paying their own utility bill, paying their own water bill, a lot of owners don't understand the aggregate impact that their communities are having. Our platform allows them to understand that, and then improve upon it.

Brendan Wallace (00:58):

Is one derivative of that, that over time you can start to make recommendations around how property managers should be managing their properties based on all this information that's being gathered across all these multi-family assets?

Lucas Haldeman (01:12):

Yeah. That's exactly right. We have a baseline now, of data to say, "This is what a typical property in this area should look like," and we can take any owner's property, and benchmark it against that mean, and say, "Okay, you're doing better, or you're doing worse." We also look to have residents get involved in that, so this is sort of the gamification of ESG to say, "Hey, all of your residents have a program. If you're the cleanest in our community, you're going to get a prize." And we're working with some of the largest utility companies around the US, and we're bringing them continuous demand response. The problem with the current demand response programs is I can actually go change my thermostat, and the utility company doesn't know. So, they asked me to turn it down, or ask me not to use it during this timeframe. We can actually know, and audit, and ensure compliance, so that utility companies can predict the demand that they're going to need, and predictably not have to go by that.

Brendan Wallace (02:01):

And there's a lot of components there, I imagine, to unpack. You just mentioned, you're the largest network of connected thermostats in the world, so there's probably a lot of third parties that want access to that data. You just referenced utilities, but it's really interesting to think about the downstream environmental impact that could have.

Lucas Haldeman (02:18):

Yeah. It's a massive, massive opportunity for us, and I think we're just on the very front edge of this transition. We're just trying to do the first basic steps to do that, but what gets exciting is when we start to look into the future, and really look at how environments change, and when it goes from... I like to think of it as broadening out from a connected unit, to a connected community, to a connected city, and that you can see how these more and better integrations of smart devices move you seamlessly throughout your entire lifestyle.

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l.	FWAA, SmartRent.com, and Lennar – Interview with Lennar

Participants

Brendan Wallace, Chief Executive Officer of Fifth Wall Acquisition Corp. I

Lucas Haldeman, Co-Founder and Chief Executive Officer of SmartRent

Eric Feder, Managing General Partner of Lennar

Transcript

Brendan Wallace (00:00):

So Eric, thanks so much for joining Lucas and I. Where are you coming in from?

Eric Feder (00:07):

I am in Miami Beach, Florida. Nice to be here. Thanks for having me.

Brendan Wallace (00:11):

Of course. And Eric, can you just maybe start with your background at Lennar and all of the activity and investments you've done in and around PropTech?

Eric Feder (00:20):

Yeah. So I've been at Lennar for 13 years. The last three years, I have focused exclusively on building what we call today LennEx, formerly known as Lennar Ventures. Lennox is Lennar's innovation, strategic investment arm. Stuart Miller and I lead this charge and we try very hard every day to keep us relevant and keep on evolving the business, which, as we all know, home building has not really been disrupted all that much. So we're pretty excited about this.

Lucas Haldeman (03:14):

So, Eric, I think it'd be great for the viewers if you would just take a minute and go back in time to, not only how we got started getting to know each other, but then also we started working together, because I think it's a great anecdote that would be impactful for people to hear.

Eric Feder (03:28):

Yeah, sure. So, look, at LennEx, it starts with founders. That's the first box that we have to check. We invest in people. Our approach is one of partnership. Of course, it's a strategic partnership, but we make sure that there's a cultural fit and we're investing in best of breed. And Lucas, don't blush, but all roads kept leading to Lucas relative to this space. All the people we engage with kept pointing to SmartRent and to you individually so we knew that we had the right resource in you and SmartRent. In the wake of COVID, we quickly identified that we were going to have to pivot and figure out a way to conduct business and be able to show our homes, our offerings, in not just in our for sale communities, but also our for rent communities, and we knew that our single-family rental capability build was starting to take place.

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Eric Feder (04:31):

Lucas, we met in March. Our whole team came to your office from all parts of the country. We spent the entire day, and over the next three weeks, our teams worked together to figure out how to activate close to 3,000 model homes in 23 states to convert them all to self-guided tour capability. This was nothing short of a miracle, and it solved a problem, an immediate problem. Your company helped us innovate and implement change management that would I think historically take a year, if not more. And the best part of this is this has become our standard for our business and clearly this is becoming the standard for the industry. Our associates, our customers, our trade partners use the product in some form or fashion, and the feedback over the last year has been overwhelming.

Brendan Wallace (05:36):

Eric, what stood out to you so much about the product? What was most salient and attractive to Lennar?

Eric Feder (05:45):

So look, we are laser focused on eliminating friction for our customers. The journey of buying a home has historically been fraught with friction and it starts with the engagement that our customers have with our new home consultants and the scheduling and getting schedules to coordinate between our prospective purchasers, our new home consultants, our purchaser's extended family and friends that want to continue to see this home. So, for us, this was a natural. The software, the elegance in and around the process that a prospective customer has to go through to get access to our homes is joyful, for lack of a better term, nothing short of joyful.

Eric Feder (06:37):

We learned that our prospects and customers prefer, especially in times of COVID, to tour these homes on their own. So to answer your question specifically, it was the user experience that we recognized early on it for our customers, it was the ease of converting a home with SmartRent's hardware, and the ease to install the hardware to convert these home for self-guided tour readiness and the support that SmartRent and its team provided us and our customers to make this conversion happen. So all of those things, it's for those reasons why it was a very easy decision for us to convert our platform over to SmartRent.

Lucas Haldeman (07:30):

And Eric, maybe talking a minute, I think it would be important for everyone to really understand everyone thinks of Lennar as the preeminent home builder, which, of course, you are, but about the depth and breadth and the other aspects of real estate you're in where we're also able to add value and help you increase your revenue and decrease your costs.

Eric Feder (07:47):

Yeah. So I can give many examples and we'll run at a time with how this has already positively impacted our business. And it's a good point, Lucas. Our business is just not single-family for sale. We have a single family for rent business where we are building purpose-built communities, which is something new for us that we've announced recently we've raised billions of dollars in and around. SmartRent will definitely be the foundation for our touring in these homes. Part of that business, we are taking scattered homes throughout our communities, and those will be a part of our single-family rental program. So not having a staffed office, an onsite leasing and management person or leasing a management company, it would be this is enabling us to facilitate those showings without someone being physically present.

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Eric Feder(08:52):

In our for rent world, Lennar multifamily communities where we have a pipeline approaching 30,000 apartment homes, this is our standard and everything we do is new build. So this is our standard across the board going forward for our new build rental communities. And what we have seen already relative to all spaces, whether it's for sale, single-family rental or just standard rental communities, our conversion rates and our customer engagement and customer satisfaction has escalated greatly.

Another benefit to SmartRent that has become incredibly helpful to us is, there are certain parts of the world where we cannot conduct sales operations on Sundays. For example, in Utah, historically, our welcome home centers, our model homes have been closed. With SmartRent, we now have our model homes open pretty much 24/7, seven days a week. So where we would have no customer engagement, no foot traffic on a Sunday in places like Utah, and there are other areas that this is applicable to, we now conduct business. And believe it or not, Sunday has become one of our most active days in those parts where we were historically unable to show homes.

Brendan Wallace (10:44):

And Eric, obviously, Lennar has, I would say, the most iconic track record of investments into PropTech, right? And obviously, we've worked really closely together on that. I know that SmartRent is a company we're excited about partnering with, you invested into, and now obviously you're a part of this transaction. What excites you about being a part of this merger transaction?

Eric Feder (11:08):

So, first of all, Brendan, I'd be remiss if I didn't give Fifth Wall a shout out for really getting us on our way in and around this space. The successes you speak of are clearly sourced by the Fifth Wall team. So first, let me thank you for that. What excites us about this investment?

Brendan Wallace (11:27):

Exactly.

Eric Feder (11:31):

SmartRent is solving a problem that's been with us for years and years. We have spent a lot of time researching all different options. And like I said earlier, all roads lead to SmartRent. We at Lennar pride ourselves on being in business since 1954 and customer satisfaction excellence is the mantra within the halls of Lennar. And it became a very clear choice for us to bring SmartRent in as our partner. For Lennar, it's unique being a strategic investor. Yes, we invest money and we're looking for quantitative results, but believe it or not, we focus more on qualitative results. It's the quality of our customer engagement, it's the quality of our partner companies like SmartRent to put our brand, our name behind a company.

Eric Feder (12:36):

Dollars is one thing, but to roll out a product or a software as a service like a SmartRent and to back it across our platform tells a story of conviction. We have done a lot of homework on this, and I personally, and on behalf of the company, couldn't be prouder to be partners with SmartRent. I have taken a board seat with this company, which I don't do very often and I've committed to being a part of this SmartRent board going forward. And we intend to be here for the long haul, with our dollars, with our engagement as a company, and with our customers.

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Brendan Wallace (13:19):

And Lucas, maybe to just throw that back to you. Obviously, you have used financing events in the company's history very opportunistically to engage with and build really deep strategic relationships with the most strategic partners that you could have, that enable you to run downhill in your growth. How did you think about as playing into that as part of this transaction?

Lucas Haldeman (14:20):

We couldn't be more thrilled to have Lennar as part of this transaction and also in previous transactions to be on our cap table. We think they're one of the most strategic companies out there in real estate, and they're a thought leader, and we've certainly taken advantage of that. They were the first ones to call us up and even say, "Hey, do you think your self-guided tour," which was really built for rental communities, "could work in single family homes for sale and model homes?" And it's now opening up a whole vertical for us. So now we work with many other builders. That's all on the back of Lennar's advice and Lennar's guidance.

Let me add to that, Lucas. We have found in the startup world many founders possess a little too much hubris and are not willing to work with a strategic like us to conform to the new home building market. What was amazing to us about Lucas and his team is their willingness to work with us to develop this vertical for our industry. And it was that willingness where there was never a no. Maybe sometimes he should have said no to certain things. But all kidding aside, the team's hard work to work with our operators to understand what are the needs of a home builder to use Lennar as a pilot, or to prove a concept that we encourage now that SmartRent has gotten it right with us.

Eric Feder (16:01):

Let's roll up the rest of the industry, share our learnings with our competitors, because the reality is, at the end of the day, our competitors, we don't compete with each other. We compete against the existing home market. And if we can facilitate self guided tours, self showings, and give us that edge over the existing home market, it's a win-win for all.

Brendan Wallace (16:28):

Awesome. Well, I think everyone on this call is clearly really excited about SmartRent and about this transaction. So thank you both for sharing your thoughts.

Eric Feder (16:38):

Yeah. Thanks for having me.

Lucas Haldeman (16:40):

Thank you, guys.

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m.	FWAA and SmartRent.com – 30 Second

Participants

Lucas Haldeman, Co-Founder and Chief Executive Officer of SmartRent

Transcript

Lucas Haldeman (00:20):

What we do at SmartRent is enterprise IoT. And let me unpack that a little for you. If you think about the world before the SmartRent, before our platform, there are a lot of really great smart devices. I had a bunch in my house. I'm sure you had a bunch in your house. But none of them were ever designed to be managed at scale. It was designed for one user to have in their home, for you to put in your house, or for me to put in my house. But no one had said, "What if I need to control 100,000 of these or 200,000 of these or a million of these. That's really this open platform that we've created that says 15 different kinds of locks, 20 different kinds of thermostats, hundreds of different switches, and sensors all goes into one platform. All gets deeply integrated. That's really the founding thesis of our company.

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2.	The following posts were uploaded to the SmartRent Blog.

Smart Home is Infrastructure: How Our Newly Announced Proposed Merger with Fifth Wall Acquisition Corp I. Will Help Us Bring our IoT Operating System to The Masses Upon Closing, the Combined Company will be Publicly Traded

Today, we announced that SmartRent is going public through a proposed merger with Fifth Wall Acquisition Corp. I (FWAA), a publicly traded special purpose acquisition company (SPAC). This is a major milestone in the history of our company as, once closed, this deal will give us a clear lead in our mission to be the de facto smart home software and hardware platform for operators of multifamily, residential and commercial assets.

We started SmartRent as frustrated operators and real estate veterans. As the CTO of Colony Starwood Homes, I was acutely aware that a major gap was widening between the needs of multifamily stakeholders and the technology being developed for that market. For more than a decade, the multifamily industry has fallen behind the consumer homeowner market in its adoption of smart home technology. The industry has lacked a single platform that could deliver a great smart home experience to residents, realtors and other property stakeholders, while also providing a unified software management platform for operators.

I knew that if we could create a fully integrated platform that met the needs of operators and their communities, we would have an impact not just on their business, but on society as a whole. Like broadband, smart home technology is infrastructure and by bringing it to the masses, our communities and our environment win.

So we got to work building the solution that would become the category-leading smart home automation platform in the residential industry. We did a few things differently from the start:

●	We took a hardware-agnostic approach, making the SmartRent platform adoptable for any landlord.

●	We pioneered an open architecture, creating a deeply integrated operating system for the smart home ecosystem that provides enterprise-level controls and management at the asset and portfolio level.

●	We understood our customers on a deeper level, leveraging our real estate expertise to find the pain points that matter to property managers and deliver the solutions that respond to urgent needs in the real estate industry, from self-guided tours to energy management.

●	We assembled the most strategic investors we could to help us along the way, partnering with top-tier venture firms like Fifth Wall, Bain Capital, Spark Capital, RET Ventures and Energy Impact Partners. We’re also backed by leading real estate and technology players including Lennar, Amazon’s Alexa Fund, Essex Property Trust, UDR and Opendoor.

With these differences, we enabled operators to generate more revenue, drive better operational efficiency, improve security and risk management, and bring greater sustainability into their communities. At the same time, we gave residents more flexibility and control over their home environment, reduced utility costs, saved on energy consumption, and closed the technology gap by democratizing access to the latest and greatest in proptech.

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We have a vision of a residential world where everything is connected. This vision has been validated by the significant adoption we’ve seen. We’re rapidly approaching 1 million units installed or contracted to be powered by SmartRent with a customer retention ratio of 100 percent. We have installed more units than all of our competitors combined, and 15 of the top 20 multifamily landlords are our customers.

We are targeting a $200+ billion global market opportunity to help operators of multifamily, residential and commercial assets. To capitalize on this opportunity and maintain the lead we have in the market, we need the ability to scale to meet customer demand and continue to innovate the SmartRent platform.

That’s where our partnership with Fifth Wall comes in. With unparalleled insight into the real estate industry’s emerging technology needs, Fifth Wall is the leading proptech investor, and we can’t imagine a better investment partner to help us take SmartRent to the next level. With our introduction to the public market, we plan to accelerate our growth in the multifamily market, expand our reach into global markets, boost our best-in-class product suite and supercharge our M&A strategy.

Together with Fifth Wall, we believe we have the right combination of technology, experience, network and focus to succeed in our mission. I am so excited for the opportunity and journey ahead with Brendan Wallace and the Fifth Wall team. To them, our entire SmartRent team, and especially to our customers, we thank you for continuing with us on this epic journey. Today is a major milestone, but I feel like we’re just getting started.

SmartRent To Go Public in $2.2 Billion Merger with Fifth Wall Acquisition Corp. I,
Accelerating Growth of Category-Leading Smart Home Technology for the Global Real Estate Industry

●	Includes Oversubscribed $155 Million PIPE Anchored by Leading Real Estate Companies, SmartRent Customers, and Institutional Investors, Including Starwood Capital Group, Lennar, Invitation Homes, Koch Real Estate Investments, Baron Capital Group, D1 Capital Partners L.P., Long Pond Capital, LP, and Conversant Capital LLC

●	SmartRent Expects to be EBITDA Positive by 2022; 80% of the Company’s Revenue Projections for 2021-2022 are from Already Committed Units; Growing Base of Recurring Revenue with Zero Churn since Inception

●	Fifth Wall, the World’s Largest Proptech Investor Managing $2.5 Billion, Will Open Access to Unmatched Distribution Lanes through its 70 Strategic Real Estate LPs from 15 Countries

●	SmartRent Provides Environmentally Sustainable Solutions by Reducing Energy Consumption and Preventing Catastrophic Water Damage for the Real Estate Industry

SCOTTSDALE, AZ. — April 22, 2021 – SmartRent.com, Inc. (“SmartRent”) has entered into a definitive business combination agreement with Fifth Wall Acquisition Corp. I (NASDAQ: FWAA) (“FWAA”), a special purpose acquisition company (SPAC) sponsored by an affiliate of Fifth Wall, the largest venture capital firm focused on the global real estate industry and proptech. Upon the closing of the transaction, the combined company will be publicly traded.

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SmartRent: Bringing Accessibility and Efficiency to the Real Estate Industry

SmartRent is the category-leading smart home operating system for residential property owners and managers, homebuilders, home buyers, and residents. Founded in 2017, SmartRent is a proptech company that provides the real estate industry with deeply integrated, brand-agnostic hardware and software solutions.

SmartRent’s IoT operating system enables property owners, operators, and developers to decrease the complexities of property management, lower operating costs, and increase revenue. Before SmartRent, the real estate industry lacked an integrated software management platform that could deliver a smart home experience for real estate operators. Using their breadth and depth of experience as real estate operators, SmartRent’s founding team members pioneered an open-architecture, hardware-agnostic operating system for residential owners while also launching a fully employed national field services team to execute installations for both new construction and retrofitted properties, making SmartRent’s product highly attractive to real estate owners across all property types, segments, and regions.

As a clear industry leader, SmartRent has more residential units installed and states served than all of its competitors combined. In addition, SmartRent intends to leverage Fifth Wall’s investor base of international real estate owners as the company expands into Western Europe, Japan, Southeast Asia, and more.

Sustainability-Minded Owners Value SmartRent

Residential real estate is the nation’s single-largest consumer of electricity and accounts for 21% of total U.S. energy consumption. If all rental buildings adopted SmartRent systems, U.S. energy consumption would decrease by up to 4%. Owners and residents alike value SmartRent’s sustainable model, which saves electricity by rationalizing energy consumption based on property usage, and can also reduce maintenance costs by monitoring for issues such as water leaks. As a result, owners deploying SmartRent technologies can both reduce carbon emissions and prevent catastrophic water leaks and damage to residential assets.

Expected Path to Profitability and Attractive Growth Potential

SmartRent expects to achieve positive EBITDA by 2022. Eighty percent of the company’s unit projections for 2021-2022 come from already committed units.1 It has a growing base of recurring revenue and has seen 0% customer churn since inception. As the largest proptech investor in the world, Fifth Wall intends to support SmartRent’s growth strategy of deepening its relationship and applications with existing customers; pursuing an ambitious global growth strategy with new customers and geographic markets; and evaluating an ongoing M&A strategy.

1 “Committed Units” includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order.

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Having emerged as the category leader in the U.S., SmartRent is the only company among its peers poised to penetrate the multibillion-dollar smart home management market on a global scale across all asset classes in both retrofit and new development. From existing customers alone, SmartRent has an opportunity to generate up to $1.5 billion in annual revenue. The company's targeted market opportunity is larger than that of its competitors, since it is looking at a broader universe of markets that currently lack comparable solutions.

Management Comments

Lucas Haldeman, Founder and CEO of SmartRent, said:

“We started this business as frustrated real estate operators looking for a comprehensive smart home solution. We understood the deficiencies of the enterprise smart home industry and knew that if we could build a fully integrated platform that met the needs of operators and their communities, we would have an impact not just on their business, but on society at large. Today we offer the most robust and deeply integrated platform on the market, validated by its rapid adoption and 100 percent customer retention.”

“SmartRent’s comprehensive platform has a clear technological edge on competitors and significant growth potential; and Fifth Wall, through its extensive investor and partner network, is uniquely positioned to help us expand our capabilities globally.

“Fifth Wall is a trusted investor and visionary. With its track record of supporting and investing in leading proptech companies, the Fifth Wall team understands technology, markets, and real estate—including what the real estate industry will adopt next.”

Brendan Wallace, CEO of Fifth Wall Acquisition Corp. I, said:

“Alongside Fifth Wall’s strategic LPs in multifamily and homebuilding, as part of its initial investment in SmartRent, Fifth Wall evaluated every company in the smart home ecosystem. It was clear to Fifth Wall that SmartRent has emerged as the category leader in smart home tech, with customers that include 15 of the 20 largest residential owners in the U.S., with a larger install base than all of its competitors combined.

“Through a consistent stream of early investments in category-leading real estate technology companies, Fifth Wall has identified a pattern of technology adoption in the real estate industry that is playing out to SmartRent’s benefit. As an early winner in the eyes of some of the largest national real estate owners, SmartRent has rapidly become the industry standard solution.

“FWAA is also thrilled that some of the largest residential owners, many of whom are investors in Fifth Wall’s funds, have voted so decisively in favor of SmartRent. Starwood Capital Group, Lennar, Invitation Homes, and Koch Real Estate Investments participating as financial investors in this transaction only increases our excitement and confidence in SmartRent.”

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PIPE Investor Comments

Barry Sternlicht, Chairman and CEO of Starwood Capital Group, the third largest owner of multifamily units in the U.S., said:

"I've known Lucas since he served as our CTO at Colony Starwood Homes and have been impressed by his leadership, vision and execution. The opportunity to partner with Fifth Wall on this transaction made it all the more compelling. Starwood is excited to anchor the PIPE and look forward to continuing to roll out SmartRent in Starwood Capital Group’s expansive multi-family portfolio.”

Eric Feder, President of LENX, the technology, innovation and investment arm of Lennar, one of the nation’s leading homebuilders, said:

“As one of the nation’s leading homebuilders, with a growing presence in single family and multifamily rental communities, Lennar is deploying SmartRent’s solutions to provide model home tours to prospective homebuyers and renters using Self-Guided Touring technology. As a current investor in Fifth Wall and direct investor in SmartRent, we are delighted to signal our confidence in SmartRent by being a major investor in this transaction's PIPE.”

Dallas Tanner, President and CEO of Invitation Homes, the largest owner of single-family homes in the U.S., said:

"Invitation Homes has begun to roll out SmartRent technology across our portfolio of more than 80,000 homes. We carefully chose SmartRent because we are impressed with their team and believe them to have the best technology in the space. We look forward to continuing to build out the product across our portfolio, and we are equally excited to continue our partnership with Fifth Wall by re-investing in the SmartRent team and technology."

Transaction Overview

The equity value of the combined company is $2.2 billion at the $10.00 per share PIPE subscription price and assuming no public shareholders of FWAA exercise their redemption rights.

The combined company is expected to have up to approximately $513 million in cash at closing, including $345 million of cash held in FWAA from its initial public offering on February 5, 2021 (assuming no redemption requests by FWAA shareholders in connection with the transaction). The transaction is further supported by a $155 million PIPE at $10 per share from leading real estate companies, SmartRent customers, and institutional financial investors, including Starwood Capital Group, Lennar, Invitation Homes, Koch Real Estate Investments, Baron Capital Group, D1 Capital Partners L.P., Long Pond Capital, LP, and Conversant Capital LLC. After the merger, SmartRent’s existing shareholders are expected to own approximately 73% of the pro forma company at close.

SmartRent and FWAA are aligning long-term interests. The founder shares of FWAA’s sponsor are locked up for periods of up to three years. Additionally, we expect that by closing, all of the shares held by SmartRent’s existing shareholders will be subject to a six-month lockup post-closing. No SPAC warrants have been issued, and as a result, shareholders will benefit from less dilution and a simpler capital structure.

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The transaction has been unanimously approved by the Boards of Directors of both SmartRent and FWAA. It is expected to close in the third quarter 2021, subject to the satisfaction of customary closing conditions, including the approval of shareholders of both parties.

Additional information about the proposed transaction, including a copy of the merger agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by FWAA with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov.

Advisors

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as co-financial advisors to SmartRent and DLA Piper LLP (US) is acting as its legal counsel. Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC acted as Lead Placement Agents on the PIPE for Fifth Wall Acquisition Corp. I. Deutsche Bank Securities and Goldman Sachs & Co. LLC are acting as Capital Markets Advisors to Fifth Wall Acquisition Corp. I. Gibson, Dunn & Crutcher LLP is serving as legal counsel to Fifth Wall Acquisition Corp. I, and Moelis & Company LLC is acting as financial advisor to the board of directors of Fifth Wall Acquisition Corp. I. Simpson, Thacher & Bartlett LLP is serving as counsel to the placement agents.

Conference Call, Webcast and Presentation Information

SmartRent and Fifth Wall Acquisition Corp. I will host a joint investor conference call to discuss the proposed transaction today, Thursday, April 22, 2021, at 8:30 A.M. ET. A webcast of the conference call, along with a detailed investor presentation, will be available at: https://services.choruscall.com/mediaframe/webcast.html?webcastid=8kRyaYdS

All materials, including the detailed investor presentation, will be available on the SmartRent website at investors.smartrent.com. Additionally, Fifth Wall Acquisition Corp. I has filed the investor presentation with the SEC as an exhibit to a Current Report on Form 8-K, which is available on the SEC’s website at www.sec.gov.

About SmartRent

Founded in 2017, SmartRent is an enterprise smart home technology platform for property managers and residents. The SmartRent solution is designed to provide property managers with seamless visibility and control over all their assets while delivering cost savings and additional revenue opportunities through all-in-one home control offerings for residents. For more information please visit smartrent.com.

About Fifth Wall Acquisition Corp. I

Fifth Wall Acquisition Corp. I is a newly formed blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

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Smart Home is Infrastructure: How Our Newly Announced Proposed Merger with Fifth Wall Acquisition Corp I. Will Help Us Bring our IoT Operating System to The Masses Upon Closing, the Combined Company will be Publicly Traded

Today, we announced that SmartRent is going public through a proposed merger with Fifth Wall Acquisition Corp. I (FWAA), a publicly traded special purpose acquisition company (SPAC). This is a major milestone in the history of our company as, once closed, this deal will give us a clear lead in our mission to be the de facto smart home software and hardware platform for operators of multifamily, residential and commercial assets.

We started SmartRent as frustrated operators and real estate veterans. As the CTO of Colony Starwood Homes, I was acutely aware that a major gap was widening between the needs of multifamily stakeholders and the technology being developed for that market. For more than a decade, the multifamily industry has fallen behind the consumer homeowner market in its adoption of smart home technology. The industry has lacked a single platform that could deliver a great smart home experience to residents, realtors and other property stakeholders, while also providing a unified software management platform for operators.

I knew that if we could create a fully integrated platform that met the needs of operators and their communities, we would have an impact not just on their business, but on society as a whole. Like broadband, smart home technology is infrastructure and by bringing it to the masses, our communities and our environment win.

So we got to work building the solution that would become the category-leading smart home automation platform in the residential industry. We did a few things differently from the start:

●	We took a hardware-agnostic approach, making the SmartRent platform adoptable for any landlord.

●	We pioneered an open architecture, creating a deeply integrated operating system for the smart home ecosystem that provides enterprise-level controls and management at the asset and portfolio level.

●	We understood our customers on a deeper level, leveraging our real estate expertise to find the pain points that matter to property managers and deliver the solutions that respond to urgent needs in the real estate industry, from self-guided tours to energy management.

●	We assembled the most strategic investors we could to help us along the way, partnering with top-tier venture firms like Fifth Wall, Bain Capital, Spark Capital, RET Ventures and Energy Impact Partners. We’re also backed by leading real estate and technology players including Lennar, Amazon’s Alexa Fund, Essex Property Trust, UDR and Opendoor.

With these differences, we enabled operators to generate more revenue, drive better operational efficiency, improve security and risk management, and bring greater sustainability into their communities. At the same time, we gave residents more flexibility and control over their home environment, reduced utility costs, saved on energy consumption, and closed the technology gap by democratizing access to the latest and greatest in proptech.

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We have a vision of a residential world where everything is connected. This vision has been validated by the significant adoption we’ve seen. We’re rapidly approaching 1 million units installed or contracted to be powered by SmartRent with a customer retention ratio of 100 percent. We have installed more units than all of our competitors combined, and 15 of the top 20 multifamily landlords are our customers.

We are targeting a $200+ billion global market opportunity to help operators of multifamily, residential and commercial assets. To capitalize on this opportunity and maintain the lead we have in the market, we need the ability to scale to meet customer demand and continue to innovate the SmartRent platform.

That’s where our partnership with Fifth Wall comes in. With unparalleled insight into the real estate industry’s emerging technology needs, Fifth Wall is the leading proptech investor, and we can’t imagine a better investment partner to help us take SmartRent to the next level. With our introduction to the public market, we plan to accelerate our growth in the multifamily market, expand our reach into global markets, boost our best-in-class product suite and supercharge our M&A strategy.

Together with Fifth Wall, we believe we have the right combination of technology, experience, network and focus to succeed in our mission. I am so excited for the opportunity and journey ahead with Brendan Wallace and the Fifth Wall team. To them, our entire SmartRent team, and especially to our customers, we thank you for continuing with us on this epic journey. Today is a major milestone, but I feel like we’re just getting started.

SmartRent To Go Public in $2.2 Billion Merger with Fifth Wall Acquisition Corp. I,
Accelerating Growth of Category-Leading Smart Home Technology for the Global Real Estate Industry

●	Includes Oversubscribed $155 Million PIPE Anchored by Leading Real Estate Companies, SmartRent Customers, and Institutional Investors, Including Starwood Capital Group, Lennar, Invitation Homes, Koch Real Estate Investments, Baron Capital Group, D1 Capital Partners L.P., Long Pond Capital, LP, and Conversant Capital LLC

●	SmartRent Expects to be EBITDA Positive by 2022; 80% of the Company’s Revenue Projections for 2021-2022 are from Already Committed Units; Growing Base of Recurring Revenue with Zero Churn since Inception

●	Fifth Wall, the World’s Largest Proptech Investor Managing $2.5 Billion, Will Open Access to Unmatched Distribution Lanes through its 70 Strategic Real Estate LPs from 15 Countries

●	SmartRent Provides Environmentally Sustainable Solutions by Reducing Energy Consumption and Preventing Catastrophic Water Damage for the Real Estate Industry

SCOTTSDALE, AZ. — April 22, 2021 – SmartRent.com, Inc. (“SmartRent”) has entered into a definitive business combination agreement with Fifth Wall Acquisition Corp. I (NASDAQ: FWAA) (“FWAA”), a special purpose acquisition company (SPAC) sponsored by an affiliate of Fifth Wall, the largest venture capital firm focused on the global real estate industry and proptech. Upon the closing of the transaction, the combined company will be publicly traded.

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SmartRent: Bringing Accessibility and Efficiency to the Real Estate Industry

SmartRent is the category-leading smart home operating system for residential property owners and managers, homebuilders, home buyers, and residents. Founded in 2017, SmartRent is a proptech company that provides the real estate industry with deeply integrated, brand-agnostic hardware and software solutions.

SmartRent’s IoT operating system enables property owners, operators, and developers to decrease the complexities of property management, lower operating costs, and increase revenue. Before SmartRent, the real estate industry lacked an integrated software management platform that could deliver a smart home experience for real estate operators. Using their breadth and depth of experience as real estate operators, SmartRent’s founding team members pioneered an open-architecture, hardware-agnostic operating system for residential owners while also launching a fully employed national field services team to execute installations for both new construction and retrofitted properties, making SmartRent’s product highly attractive to real estate owners across all property types, segments, and regions.

As a clear industry leader, SmartRent has more residential units installed and states served than all of its competitors combined. In addition, SmartRent intends to leverage Fifth Wall’s investor base of international real estate owners as the company expands into Western Europe, Japan, Southeast Asia, and more.

Sustainability-Minded Owners Value SmartRent

Residential real estate is the nation’s single-largest consumer of electricity and accounts for 21% of total U.S. energy consumption. If all rental buildings adopted SmartRent systems, U.S. energy consumption would decrease by up to 4%. Owners and residents alike value SmartRent’s sustainable model, which saves electricity by rationalizing energy consumption based on property usage, and can also reduce maintenance costs by monitoring for issues such as water leaks. As a result, owners deploying SmartRent technologies can both reduce carbon emissions and prevent catastrophic water leaks and damage to residential assets.

Expected Path to Profitability and Attractive Growth Potential

SmartRent expects to achieve positive EBITDA by 2022. Eighty percent of the company’s unit projections for 2021-2022 come from already committed units.2 It has a growing base of recurring revenue and has seen 0% customer churn since inception. As the largest proptech investor in the world, Fifth Wall intends to support SmartRent’s growth strategy of deepening its relationship and applications with existing customers; pursuing an ambitious global growth strategy with new customers and geographic markets; and evaluating an ongoing M&A strategy.

2 “Committed Units” includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order.

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Having emerged as the category leader in the U.S., SmartRent is the only company among its peers poised to penetrate the multibillion-dollar smart home management market on a global scale across all asset classes in both retrofit and new development. From existing customers alone, SmartRent has an opportunity to generate up to $1.5 billion in annual revenue. The company's targeted market opportunity is larger than that of its competitors, since it is looking at a broader universe of markets that currently lack comparable solutions.

Management Comments

Lucas Haldeman, Founder and CEO of SmartRent, said:

“We started this business as frustrated real estate operators looking for a comprehensive smart home solution. We understood the deficiencies of the enterprise smart home industry and knew that if we could build a fully integrated platform that met the needs of operators and their communities, we would have an impact not just on their business, but on society at large. Today we offer the most robust and deeply integrated platform on the market, validated by its rapid adoption and 100 percent customer retention.”

“SmartRent’s comprehensive platform has a clear technological edge on competitors and significant growth potential; and Fifth Wall, through its extensive investor and partner network, is uniquely positioned to help us expand our capabilities globally.

“Fifth Wall is a trusted investor and visionary. With its track record of supporting and investing in leading proptech companies, the Fifth Wall team understands technology, markets, and real estate—including what the real estate industry will adopt next.”

Brendan Wallace, CEO of Fifth Wall Acquisition Corp. I, said:

“Alongside Fifth Wall’s strategic LPs in multifamily and homebuilding, as part of its initial investment in SmartRent, Fifth Wall evaluated every company in the smart home ecosystem. It was clear to Fifth Wall that SmartRent has emerged as the category leader in smart home tech, with customers that include 15 of the 20 largest residential owners in the U.S., with a larger install base than all of its competitors combined.

“Through a consistent stream of early investments in category-leading real estate technology companies, Fifth Wall has identified a pattern of technology adoption in the real estate industry that is playing out to SmartRent’s benefit. As an early winner in the eyes of some of the largest national real estate owners, SmartRent has rapidly become the industry standard solution.

“FWAA is also thrilled that some of the largest residential owners, many of whom are investors in Fifth Wall’s funds, have voted so decisively in favor of SmartRent. Starwood Capital Group, Lennar, Invitation Homes, and Koch Real Estate Investments participating as financial investors in this transaction only increases our excitement and confidence in SmartRent.”

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PIPE Investor Comments

Barry Sternlicht, Chairman and CEO of Starwood Capital Group, the third largest owner of multifamily units in the U.S., said:

"I've known Lucas since he served as our CTO at Colony Starwood Homes and have been impressed by his leadership, vision and execution. The opportunity to partner with Fifth Wall on this transaction made it all the more compelling. Starwood is excited to anchor the PIPE and look forward to continuing to roll out SmartRent in Starwood Capital Group’s expansive multi-family portfolio.”

Eric Feder, President of LENX, the technology, innovation and investment arm of Lennar, one of the nation’s leading homebuilders, said:

“As one of the nation’s leading homebuilders, with a growing presence in single family and multifamily rental communities, Lennar is deploying SmartRent’s solutions to provide model home tours to prospective homebuyers and renters using Self-Guided Touring technology. As a current investor in Fifth Wall and direct investor in SmartRent, we are delighted to signal our confidence in SmartRent by being a major investor in this transaction's PIPE.”

Dallas Tanner, President and CEO of Invitation Homes, the largest owner of single-family homes in the U.S., said:

"Invitation Homes has begun to roll out SmartRent technology across our portfolio of more than 80,000 homes. We carefully chose SmartRent because we are impressed with their team and believe them to have the best technology in the space. We look forward to continuing to build out the product across our portfolio, and we are equally excited to continue our partnership with Fifth Wall by re-investing in the SmartRent team and technology."

Transaction Overview

The equity value of the combined company is $2.2 billion at the $10.00 per share PIPE subscription price and assuming no public shareholders of FWAA exercise their redemption rights.

The combined company is expected to have up to approximately $513 million in cash at closing, including $345 million of cash held in FWAA from its initial public offering on February 5, 2021 (assuming no redemption requests by FWAA shareholders in connection with the transaction). The transaction is further supported by a $155 million PIPE at $10 per share from leading real estate companies, SmartRent customers, and institutional financial investors, including Starwood Capital Group, Lennar, Invitation Homes, Koch Real Estate Investments, Baron Capital Group, D1 Capital Partners L.P., Long Pond Capital, LP, and Conversant Capital LLC. After the merger, SmartRent’s existing shareholders are expected to own approximately 73% of the pro forma company at close.

SmartRent and FWAA are aligning long-term interests. The founder shares of FWAA’s sponsor are locked up for periods of up to three years. Additionally, we expect that by closing, all of the shares held by SmartRent’s existing shareholders will be subject to a six-month lockup post-closing. No SPAC warrants have been issued, and as a result, shareholders will benefit from less dilution and a simpler capital structure.

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The transaction has been unanimously approved by the Boards of Directors of both SmartRent and FWAA. It is expected to close in the third quarter 2021, subject to the satisfaction of customary closing conditions, including the approval of shareholders of both parties.

Additional information about the proposed transaction, including a copy of the merger agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by FWAA with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov.

Advisors

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as co-financial advisors to SmartRent and DLA Piper LLP (US) is acting as its legal counsel. Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC acted as Lead Placement Agents on the PIPE for Fifth Wall Acquisition Corp. I. Deutsche Bank Securities and Goldman Sachs & Co. LLC are acting as Capital Markets Advisors to Fifth Wall Acquisition Corp. I. Gibson, Dunn & Crutcher LLP is serving as legal counsel to Fifth Wall Acquisition Corp. I, and Moelis & Company LLC is acting as financial advisor to the board of directors of Fifth Wall Acquisition Corp. I. Simpson, Thacher & Bartlett LLP is serving as counsel to the placement agents.

Conference Call, Webcast and Presentation Information

SmartRent and Fifth Wall Acquisition Corp. I will host a joint investor conference call to discuss the proposed transaction today, Thursday, April 22, 2021, at 8:30 A.M. ET. A webcast of the conference call, along with a detailed investor presentation, will be available at: https://services.choruscall.com/mediaframe/webcast.html?webcastid=8kRyaYdS

All materials, including the detailed investor presentation, will be available on the SmartRent website at investors.smartrent.com. Additionally, Fifth Wall Acquisition Corp. I has filed the investor presentation with the SEC as an exhibit to a Current Report on Form 8-K, which is available on the SEC’s website at www.sec.gov.

About SmartRent

Founded in 2017, SmartRent is an enterprise smart home technology platform for property managers and residents. The SmartRent solution is designed to provide property managers with seamless visibility and control over all their assets while delivering cost savings and additional revenue opportunities through all-in-one home control offerings for residents. For more information please visit smartrent.com.

About Fifth Wall Acquisition Corp. I

Fifth Wall Acquisition Corp. I is a newly formed blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

3.	The following social media posts were uploaded by SmartRent to its Twitter, LinkedIn, Facebook and Instagram platforms.

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4.	The following social media posts were uploaded to Twitter, LinkedIn, Facebook and Instagram platforms.

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5.	The following social media posts were uploaded by Brendan Wallace, Chief Executive Officer of Fifth Wall Acquisition Corp. I, to Twitter, LinkedIn, Facebook and Instagram platforms.

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6.	The following post was uploaded by Brendan Wallace, Chief Executive Officer of Fifth Wall Acquisition Corp. I., to Medium.

4/21/2021 Announcing Fifth Wall Acquisition Corp. I's $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan …

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Announcing Fifth Wall Acquisition Corp. I's $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology

Brendan Wallace · 25 min read · Draft

Today I'm thrilled to be able to announce that Fifth Wall Acquisition Corp. I (NASDAQ: FWAA), a SPAC sponsored by an affiliate of Fifth Wall, will be merging with SmartRent, the category-leading Smart Home automation platform for the residential industry, in a deal that values the combined entity at $2.2 billion and includes an oversubscribed $155 million PIPE alongside the $345 million in cash held in FWAA's initial public offering.

SmartRent pioneered a hardware-agnostic, enterprise-grade operating system that allows residential landlords to holistically manage all smart devices across a residential asset or portfolio. The video below gives a good overview of the company:


Getting to Know SmartRent

https://medium.com/@brendanfwallace/7467b2d1211b 1/25

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 2/25 When Fifth Wall IPO’d its first SPAC (FWAA), our vision was to merge with a proptech company that had each of the following characteristics: A company that was a clear, category-leading proptech technology (i.e., a company that had already won a category, not a challenger/also-ran business, a business that looks like Fifth Wall’s venture portfolio) A company that the largest, most institutional, national-footprint real estate organizations had adopted and anointed as a market-standard solution (i.e., a company that had won over the most important brands in the real estate market, a list that includes many Fifth Wall LPs) A company with strong venture sponsorship that had plenty of financing options and could readily raise capital in private or public markets (i.e., a company that would be particularly appreciative of Fifth Wall’s very attractive no warrant SPAC structure and would uniquely value Fifth Wall’s brand sponsorship as the leading proptech venture firm) A company with an exceptional management team that was both deeply technical yet also understood the idiosyncrasies of the real estate industry (i.e., a CEO and management team that had already ‘won over’ the most important firms in the real estate industry) A company with a highly-predictable revenue trajectory (i.e., a company with significant embedded growth within large, national real estate portfolios of customers that had already adopted it for their organization) A company into which the largest, most influential real estate owners would want to invest to validate the transaction (i.e., an execution of the Fifth Wall model,

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 3/25 bringing in strategic ‘Kingmaker’ investors to both invest in the merger transaction and deploy the underlying product across their portfolios) As in Fifth Wall’s venture funds, we set these incredibly ambitious, lofty criteria to characterize a target for Fifth Wall’s first SPAC. And it’s hard to imagine a company that could more authoritatively meet these criteria than SmartRent. Fifth Wall could not be prouder to be introducing SmartRent to the public markets. And an even more emphatic endorsement of SmartRent’s category-leading positioning comes from the investors that Fifth Wall and SmartRent have convened to participate in the Private Investment in Public Equity (“PIPE”) offering alongside the SPAC merger, which reads like a “who’s who” list of strategic real estate investors and best-in-class financial investors: Starwood Capital, the third largest owner of multi-family units in the US led by iconic real estate visionary Barry Sternlicht Lennar, one of the largest homebuilders in the United States, a long-time investor in Fifth Wall’s funds, and on whose behalf Fifth Wall led strategic investments in other category-leading proptech companies like Opendoor, Hippo, States Title / Doma, Blend, and many more Invitation Homes, the single largest owner of single-family homes in the US In addition, Baron Capital Group, Koch Real Estate Investments, D1 Capital Partners L.P., Long Pond Capital L.P., Conversant Capital LLC and others will be participating in

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 4/25 the PIPE. These investors are investing alongside the firm’s already outstanding set of financial and strategic investors, which includes top-tier venture firms like Fifth Wall, Bain Capital, Spark Capital, and Energy Impact Partners, as well as strategic real estate investors like Lennar, Essex Property Trust, UDR, and Fifth Wall portfolio company Opendoor. With these names, in combination with Fifth Wall’s 70 strategic real estate LPs from 15 countries, it would be hard to imagine the real estate industry voting more decisively in favor of an emerging proptech company. Fifth Wall’s investment approach has long-been dictated by its ability to bring together the largest and most influential owners, operators, and developers of real estate to invest in and rapidly adopt a category-leading proptech company. It is, therefore, fitting that in the largest transaction ever facilitated by Fifth Wall, the kingmaker dynamics at play have never been stronger. [insert Lennar and Invitation Homes reference videos] Those who have closely followed Fifth Wall’s fund investments will recognize that this merger isn’t the first time the SmartRent and Fifth Wall teams have come together. In fact, I wouldn’t be writing this blog had Fifth Wall’s venture fund not already invested in SmartRent, or had Fifth Wall not already facilitated revenue-generating partnerships between SmartRent and strategic LPs from Fifth Wall’s global consortium. This merger is

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 5/25 taking place because Lucas and the SmartRent team have continued to exceed Fifth Wall’s expectations as a portfolio company, and because we at Fifth Wall have proven to SmartRent the “kingmaker” value we can deliver as investors and, now, sponsors. I’m certainly excited about what this milestone transaction represents for Fifth Wall — but I’m even more excited to bring SmartRent to the public markets and to help the company further extend its leadership in the smart home industry. I’m writing this blog to give readers a sense for how the Fifth Wall / SmartRent relationship materialized, to explain why we view SmartRent as such a compelling long-term prospect, and to share even more resources on SmartRent as the company prepares to join the public markets. Fifth Wall: Who We Are & What We Do To tell this story, I figure it makes sense to give some background on Fifth Wall for those unfamiliar with our firm, the largest and most active venture capital investor in proptech. We launched Fifth Wall, in 2016, as the first institutional venture capital firm focused on real estate tech (I’m not even sure it was called “proptech” back then). In building Fifth Wall, we also pioneered a unique approach: bringing together many of the largest real estate corporations — and, by extension, the largest and most sought-after customers, partners, and end-users of the technologies in which we invest — into our funds as investors, or strategic limited partners (“strategic LPs”). When Fifth Wall first started we had 7 strategic LPs all from the US in our $212 million fund. Today, that number has expanded to 70 strategic LPs from every major asset class of real estate in 15 different countries investing across 5 different funds and $2.5 billion under management. Today, Fifth Wall’s real estate footprint from these 70 strategic LPs (which steadily grows to this day) far exceeds the distribution of even the largest single real estate organizations by a wide margin. Fifth Wall’s Strategic LP base represents an unmatched real estate distribution network, including all of the companies listed above.

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 6/25 As you might imagine, these 70 strategic LPs give Fifth Wall a competitive advantage in investing. Why? Because we know which technologies the real estate industry will imminently adopt before other venture capital investors. Simply put: when you know which technologies will be adopted by the largest real estate firms globally it makes it a much simpler task to identify which proptech companies will emerge as category-leaders and generate strong returns for our investors. In large part this explains Fifth Wall’s exceptional track record of consistently identifying and investing early in category- leading proptech companies. Fifth Wall has invested early, in some cases the first money in, into 11 companies that have gone on to become unicorns today with over $40 billion in combined enterprise, including Opendoor, Hippo, Blend, Doma (fka States Title), Loft, VTS, Loggi, Classpass, and now SmartRent (as well as a few more that haven’t yet announced). With Fifth Wall’s exceptional track record of investments our firm has also attracted many of the largest pensions, sovereign wealth funds, and endowments that are today some of the largest capital allocators to the real estate industry — thus further accelerating our distribution advantage.

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 7/25 In part because of this track record and in part due to Fifth Wall’s growing strategic LP base, we’ve come to learn that Fifth Wall is often seen as a “validator” for emerging proptech companies — our investment often precedes significant revenue growth for our portfolio companies, both from our strategic LPs and the rest of the real estate industry (often fast followers of the Fifth Wall LP base). How Fifth Wall First Discovered SmartRent Fifth Wall’s investment process is often atypical to that of other venture capital firms. In many cases, our investments materialize out of “RFPs” we launch in proptech verticals that are of strategic significance to, and high priority for, our real estate strategic LPs. In such a process, Fifth Wall will invite leading proptech companies in a particular space to come pitch Fifth Wall in hopes of emerging as the category leader that (1) wins one or multiple contracts from one of Fifth Wall’s strategic LPs, and (2) secures an investment from Fifth Wall in the process. This RFP process is what led us to SmartRent. In the early part of 2020, Fifth Wall ran a Smart Home RFP on behalf of one of Fifth Wall’s strategic LPs, during which we evaluated the entire ecosystem of Smart Home technology companies. Unlike some of the other RFPs that Fifth Wall has managed, in this case it was abundantly clear, very early on, that SmartRent was the unequivocal category leader. After surveying the largest multifamily owners in Fifth Wall’s LP base it was clear that industry had overwhelmingly voted in favor of SmartRent as the industry- standard operating system and that SmartRent was poised to expand rapidly into the largest residential real estate portfolios in the US.

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 8/25 With the following dynamics in mind and at the conclusion of the RFP, Fifth Wall was able to participate in SmartRent’s previously closed Series C financing, and Fifth Wall’s North American Fund II (aka Fund II) invested in March 2020. For more on the genesis of the Fifth Wall / SmartRent relationship, this video breaks it down. Here’s why we felt so strongly that SmartRent was the clear winner in the smart home space: 1. SmartRent’s platform was hardware agnostic Rather than trying to develop its own hardware — smart locks, smart lights, smart thermostats, etc. — SmartRent instead built an enterprise-grade operating system that would integrate with all Smart Home hardware, regardless of which firm manufactured it. This enabled the company to avoid the challenges most often faced by pureplay hardware manufacturers (e.g., hardware margins, hardware competition, and replacement cycles). This hardware agnostic approach also enabled SmartRent to sell into the entire existing residential building stock (as landlords could select the hardware they preferred and made the most sense for their rental rates / price points). SmartRent is adoptable for any landlord, renting units at any price point, in any geography, and

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 9/25 in having an open architecture, it enables and encourages customers to add additional Smart Home hardware over time. SmartRent’s open-architecture, hardware agnostic operating system integrates with hundreds of devices and the most popular smart home technology brands, inlcuding those listed above. 2. SmartRent built an integrative operating system for the Smart Home ecosystem

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 10/25 The Smart Home industry is primarily comprised of a series of point-solution hardware providers; each one of these companies has their own app, none of which is compatible with the others. As you might imagine, this disaggregation creates a nightmare for property managers (who lack enterprise-level controls and a single control platform for all the units in an asset / portfolio), but it’s also annoying for tenants to have a separate app on their phone for their thermostat, shades, locks, parking control, etc. Many people reading this blog likely resonate with that annoyance rather intimately. Until SmartRent pioneered its open architecture model none of these hardware point solutions integrated with one another. The residential real estate industry demanded a functional, fully integrative operating system and SmartRent built exactly that: a hardware-agnostic operating system to connect these disparate devices that plugs directly into existing property management systems to allow for enterprise level controls and management at the asset and portfolio level. 3. SmartRent can prove ROIs in multiple ways for its owner / operator / developer customers SmartRent’s platform (1) increases revenue: because tenants are willing to pay a higher rent for a smart apartment, (2) reduces cost: by limiting damage, by reducing

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 11/25 energy expense, by automating manual processes, (3) reduces complexity: by bringing the entire smart ecosystem onto a single, user-intuitive platform for the property manager to control, and (4) pays for itself fast: the product has a fast payback period and immediately justifies the associated upfront costs. As Fifth Wall was conducting its RFP, landlords typically described SmartRent as the most ‘no brainer’ technology deployment they had ever made. There’s another important tailwind to SmartRent’s growth which is the imperative for the real estate industry to reduce its energy consumption and decarbonize. Carbon neutrality laws for the real estate industry are being enacted throughout the US and with the US’s re-entry to the Paris Climate Agreement, US landlords are going to need to monitor, reduce, and report on energy-saving technologies deployed across their portfolios. In this light, SmartRent’s ability to reduce energy consumption (and report on that empirically) will increasingly become mission-critical technology for US (and international) asset owners. 4. SmartRent has a dynamic land-and-expand model that works SmartRent can identify the most acute pain points for its customers (e.g. self-guided tours, access control, energy management, parking management) for which it has an

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 12/25 immediate and effective solution. And it can sell that immediately. Once SmartRent has been deployed as the Smart Home operating system for the property manager around a single given need / pain-point, it has significant up-sell and cross-sell opportunities that all integrate onto the SmartRent platform. To property managers, the single operating system elegance of SmartRent has been a godsend, as they now can have one application open with enterprise-level controls for any Smart Home tech deployed across an asset or a portfolio. SmartRent’s proven land-and-expand model positions them to broaden their offering and fuel growth.

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 13/25 5. SmartRent understood what landlords cared about, and won them over SmartRent was founded by real estate operators that knew how to design a product for the real estate industry. As the CTO of Colony Starwood Homes, one of the largest single family rental platforms, Lucas experienced the pain firsthand of having no single, consolidated operating system for all of the Smart Home devices deployed across ~44,000 homes nationwide. As Lucas evaluated all of the Smart Home hardware solutions, he quickly recognized that none of them offered and enterprise- grade, elegant operating system that could integrate hardware from any manufacturer. This was the genesis of SmartRent; like so many great businesses, SmartRent was born of a acutely personal and Lucas’ firsthand experience in the real estate industry.

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 14/25 SmartRent has won 15 of the top 20 largest residential owners in the US, unlocking enormous embedded revenue growth 6. SmartRent is backed by top-tier venture capital and strategic investors Alongside Fifth Wall, SmartRent is backed by top-tier, best-in-class venture investors like Bain Capital, Spark Capital, Energy Impact Partners (given the obvious decarbonization potential of the business) and RET Ventures. In addition to these top-tier VC investors, Smart Rent is backed by many of the most strategic investors one would hope to see behind a category-leading business: Lennar (the largest US homebuilder and a Fifth Wall LP), Amazon’s Alexa Fund, Essex Property Trust and UDR (two of the largest multifamily owners in the US), and Opendoor (the largest i- buyer in the US and a Fifth Wall portfolio company). SmartRent’s competition has been unable to attract top-tier VCs. Although some less sophisticated, more amateur corporate venture arms had made investments in similar companies, none of those investors were particularly relevant in residential real estate. And this merger transaction will only further extend SmartRent’s superior sponsorship & capitalization with the many of most influential names in residential real estate (Lennar, Invitation Homes, Starwood Capital) investing in the PIPE alongside the Fifth Wall SPAC merger. 7. SmartRent Has Already Won The Largest Residential Owners in the US When Fifth Wall first invested, SmartRent was already working with 5 of the 20 largest multifamily landlords in the US. But as Fifth Wall surveyed the rest of multifamily industry, it became clear that many, if not all, of the top 20 multifamily landlords in the US were going to adopt SmartRent and deploy it across their portfolios. It was clear to Fifth Wall that SmartRent was effectively running downhill in becoming the industry-standard Smart Home operating system. SmartRent had, in effect, lapped the competition among the largest landlords in the US: SmartRent has installed more units than all of its competitors combined. Today, 15 of the top 20 multifamily landlords are SmartRent customers. As the largest and most active proptech investor, Fifth Wall has seen this pattern play out over and over in our most successful proptech investments (Opendoor, Hippo,

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 15/25 VTS, States Title, etc). When the largest real estate firms so overwhelmingly select a winning technology for their portfolios, that technology rapidly becomes the de facto standard as the rest of the smaller, more regional, less institutional landlords simply adopt what the top 20 landlords have already anointed as the winning solution. The race to build the Smart Home operating system for the US residential industry has already been fought and SmartRent has emerged as the category-leader: the company is now running downhill off that momentum to saturate the rest of the industry as the market-standard solution SmartRent’s national footprint and direct field services team enables them to serve all all asset classes, in all geographies, across both both new construction and retrofit

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 16/25 Fifth Wall aims to continue delivering value for SmartRent. And this dynamic is particularly important due to the sheer size of SmartRent’s addressable market. The top 20 multifamily landlords represent just 3% of all institutionally owned residences in US. In other words, over the next five years, roughly 40 million units are assuredly going to become smart-enabled (necessitating SmartRent’s operating system). And because SmartRent has emerged as the clear category leader, it will inevitably expand its share of the market. How Big Is This Market SmartRent is targeting a staggeringly-large $200 billion plus market — it is amongst the largest and most compelling market opportunities that I have ever come across as an investor. Today, in the US, there are 43 million institutionally owned residential units that will assuredly become smart-enabled over the next 5 years. Today, fewer than 500 thousand of those units have any kind of smart-enablement. Because SmartRent has emerged as the category-leader among the large, national footprint multifamily owners, it follows that they are likely to capture the lion’s share of their core market soon. International markets also represent an enormous opportunity for the company. As SmartRent continues to expand — both into other asset classes and internationally as well as in layering on new application solutions for landlords — the concentric circles of TAM begin to balloon. SmartRent’s category leadership is so exciting because of the vast scale of this TAM.

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 17/25 How We Plan to Help SmartRent While SmartRent has emerged as the category-leading Smart home operating system in the US, Fifth Wall is uniquely positioned as the leading Proptech VC to add significant ongoing value to the company. As an investor and sponsor, Fifth Wall intends to really put its shoulder into overdetermining SmartRent’s success as a public company. Here’s how: 1. Faster Multifamily Market Expansion (Long-Tail of the Multifamily Industry): Fifth Wall can accelerate SmartRent’s growth in the long-tail of the residential market; to the smaller, more regional, less sophisticated owners, operators and developers of residential real estate (many of whom are Fifth Wall LPs). Fifth Wall’s current strategic LP base represents an incremental two million multifamily units, and our intention is to help SmartRent sell into all of them. Through Fifth Wall’s strategic LP base, Fifth Wall will also help SmartRent’s expansion into newer categories of residential real estate: student housing, senior housing, military housing, and hospitality/co-living. 2. International Expansion: Fifth Wall’s LP base also includes the largest real estate owners in France, the UK, Japan, Germany, the Netherlands, Spain, Singapore, mainland China, and more. The brilliant thing about SmartRent’s product — or the pain point it addresses — is that smart home technology uptake isn’t a US-specific phenomenon, it’s a global one. SmartRent’s product is eminently portable. We aim to help extend SmartRent’s category leadership position in the US through driving adoption of SmartRent among Fifth Wall’s international strategic LPs who often represent the largest residential owners in their respective geographies. 3. Product Expansion (Including Accretive M&A):

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 18/25 SmartRent has an ambitious near-term product roadmap across the entire residential experience — and with this new capital, SmartRent can be near-term acquirers of best-in-class PropTech companies that extend the range of services it can offer property managers and residents. This product line expansion opportunities will enable SmartRent to further monetize its ever-growing base of installed units and its position as the leading Smart home operating system offers a highly attractive sell-through opportunity for software point solutions like lease applications, payments, CRM, etc. As the most sought-after proptech VC, Fifth Wall is constantly evaluating the entire universe of these companies, and it’s in a unique position to support SmartRent around strategic M&A opportunities. As the most active investor in Proptech, Fifth Wall believes SmartRent represents the most attractive investment opportunity in our sector. We could not be more excited that FWAA is merging with SmartRent to help accelerate its growth as a public company and we’re thrilled that so many of the most influential real estate owners are investing alongside Fifth Wall and will help accelerate the company’s growth.

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 19/25 I understand that many of the readers of this blog might be learning about SmartRent for the first time today. If you’re interested in learning more, I’ve included a number of resources, including videos and infographics, that delve into the company, its value proposition to residents and property managers, and the future of the business, below. There’s value in going public with a SPAC sponsor that truly understands your business. We’re proud to bring SmartRent to the public markets and look forward to supporting the company through its next phase of growth. INSERT BELOW: · Link to Lucas’s Blog · All infographics · All videos from PHX Shoot · Video of Brendan + Lucas Walking Through Deck Lucas (SmartRent’s CEO) and I walking through the SmartRent management presentation and announcing the merger. · Video of Brendan, Lucas, and Barry Sternlicht

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 20/25 · Link to Press Release Important Information for Investors and Stockholders This document relates to the proposed merger involving Fifth Wall Acquisition Corp. I (“FWAA”) and SmartRent.com, Inc. (“SmartRent”). FWAA intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy statement of FWAA, referred to as a proxy statement/prospectus, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to the stockholders of FWAA, seeking any required stockholder approvals. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire proxy statement/prospectus, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045. FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding FWAA’s directors and executive officers is contained in the section of FWAA’s Form S-1 titled “Management”, which was filed with the SEC on February 4, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph. This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 21/25 solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Forward-Looking Statements This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA’s and SmartRent’s expectations or predictions of future financial or business performance or conditions, SmartRent’s product roadmap, including the expected timing of new product releases, SmartRent’s plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent’s ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA’s Form S-1 titled “Risk Factors,” which was filed with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA’s or SmartRent’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward- looking statements speak only as of the date they are made, and neither FWAA nor

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 22/25 SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has filed or will file from time to time with the SEC. In addition to factors previously disclosed in FWAA’s reports filed with the SEC, including FWAA’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to SmartRent’s ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA’s public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall’s limited partner and other commercial relationships to grow SmartRent’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE transaction) to grow SmartRent’s customer base, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 23/25 connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with the SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAA’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in FWAA’s proxy statement/prospectus, when available. Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA’s and SmartRent’s control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term “committed units” includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order. This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward-looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 24/25 and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Important Information About Fifth Wall In these materials (including any accompanying video or audio materials), references to “Fifth Wall” and “Fifth Wall Group” generally refer to Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC, collectively with their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Fifth Wall Fund”). FWAA is sponsored by Fifth Wall Acquisition Sponsor, LLC (the “FWAA Sponsor”), which is an affiliate of Fifth Wall. However, FWAA is an independent publicly-traded company, and not a member of Fifth Wall or the Fifth Wall Group. Fifth Wall has not and is not providing investment advice to any person in connection with the matters contemplated herein, including FWAA, FWAA Sponsor or SmartRent. A fund managed by Fifth Wall currently holds a minority stake of less than 5% in SmartRent. Except for certain limited obligations of the FWAA Sponsor related to the disposition of its founder shares in FWAA, Fifth Wall in not a party to the proposed transaction agreements between FWAA and SmartRent or related transactions. Neither Fifth Wall, nor any of its partners, employees or other representatives will have at any time any legal obligation or commitment to any person (including SmartRent) to promote, advertise, market, or support the products, services, business or operations of SmartRent or the combined company. Fifth Wall’s position following consummation of the proposed merger will be that of an investor in the combined company until such time as Fifth Wall may, subject to its contractual obligations, dispose of its shares in the combined company. This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Fifth Wall Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Fifth Wall Fund may only be made by such Fifth Wall Fund pursuant to the offering documents for such Fifth Wall Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Fifth Wall Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Fifth Wall Fund. The information contained in this material is superseded by, and is qualified in its entirety by

4/21/2021 Announcing Fifth Wall Acquisition Corp. I’s $2.2B Merger with SmartRent, the Category-Leader in Smart Home Technology | by Brendan … https://medium.com/@brendanfwallace/7467b2d1211b 25/25 reference to, such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations. Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Fifth Wall Fund will achieve results comparable to those presented herein, or that any Fifth Wall Fund will be able to implement its investment strategies or achieve its investment objectives. A Fifth Wall Fund’s investment and applicable investment restrictions may differ from those historically employed by Fifth Wall, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed or advised by Fifth Wall has previously invested. The investments, transactions and operational activities of Fifth Wall contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Fifth Wall, its affiliates and their respective officers, directors, partners, members, employees and/or advisors. Use of Non-GAAP Financial Measures This document may contain certain non-GAAP financial measures. SmartRent’s management and board of directors use certain non-GAAP measures to understand and evaluate SmartRent’s operating performance, to establish budgets, and to develop operational goals for managing its business, and they believe these measures also provide meaningful supplemental information to investors and others in understanding and evaluating SmartRent’s operating results and enhancing the overall understanding of its past performance and future prospects. These non-GAAP financial measures are not a substitute for GAAP measures and should be read in conjunction with SmartRent’s GAAP financial information.

7.	The following quote cards were uploaded to various social media and other online platforms.

Lucas Haldeman Founder and CEO of SmartRent “ We started this business as frustrated real estate operators looking for a comprehensive smart home solution. We understood the deficiencies of the enterprise smart home industry and knew that if we could build a fully integrated platform that met the needs of operators and their communities, we would have an impact not just on their business, but on society at large. Today we offer the most robust and deeply integrated platform on the market, validated by its rapid adoption and 100 percent customer retention.”

Lucas Haldeman Founder and CEO of SmartRent “ SmartRent’s comprehensive platform has a clear technological edge on competitors and significant growth potential; and Fifth Wall, through its extensive investor and partner network, is uniquely positioned to help us expand our capabilities globally.”

Lucas Haldeman Founder and CEO of SmartRent “ Fifth Wall is a trusted investor and visionary. With its track record of supporting and investing in leading proptech companies, the Fifth Wall team understands technology, markets, and real estate—including what the real estate industry will adopt next.”

Brendan Wallace CEO of Fifth Wall Acquisition Corp. I “ Alongside Fifth Wall’s strategic LPs in multifamily and homebuilding, as part of its initial investment in SmartRent, Fifth Wall evaluated every company in the smart home ecosystem. It was clear to Fifth Wall that SmartRent has emerged as the category leader in smart home tech, with customers that include 15 of the 20 largest residential owners in the U.S., with a larger install base than all of its competitors combined.”

Brendan Wallace CEO of Fifth Wall Acquisition Corp. I “ Through a consistent stream of early investments in category-leading real estate technology companies, Fifth Wall has identified a pattern of technology adoption in the real estate industry that is playing out to SmartRent’s benefit. As an early winner in the eyes of some of the largest national real estate owners, SmartRent has rapidly become the industry standard solution.”

Brendan Wallace CEO of Fifth Wall Acquisition Corp. I “ FWAA is also thrilled that some of the largest residential owners, many of whom are investors Fifth Wall’s funds, have voted so decisively in favor of SmartRent. Starwood Capital Group, Lennar, Invitation Homes, and Koch Real Estate Investments participating as financial investors in this transaction only increases our excitement and confidence in SmartRent.”

Important Information for Investors and Stockholders This document relates to the proposed merger involving Fifth Wall Acquisition Corp. I (“FWAA”) and SmartRent.com, Inc. (“SmartRent”). FWAA intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy statement of FWAA, referred to as a proxy statement/prospectus, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to the stockholders of FWAA, seeking any required stockholder approvals. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire proxy statement/prospectus, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045. FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding FWAA’s directors and executive officers is contained in the section of FWAA’s Form S-1 titled “Management”, which was filed with the SEC on February 4, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph. This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Forward-Looking Statements This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA’s and SmartRent’s expectations or predictions of future financial or business performance or conditions, SmartRent’s product roadmap, including the expected timing of new product releases, SmartRent’s plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent’s ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA’s Form S-1 titled “Risk Factors,” which was filed with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA’s or SmartRent’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has filed or will file from time to time with the SEC. In addition to factors previously disclosed in FWAA’s reports filed with the SEC, including FWAA’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to SmartRent’s ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA’s public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall’s limited partner and other commercial relationships to grow SmartRent’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE transaction) to grow SmartRent’s customer base, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with the SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAA’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in FWAA’s proxy statement/prospectus, when available. Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA’s and SmartRent’s control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term “committed units” includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order. This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward-looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Important Information About Fifth Wall In these materials (including any accompanying video or audio materials), references to “Fifth Wall” and “Fifth Wall Group” generally refer to Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC, collectively with their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Fifth Wall Fund”). FWAA is sponsored by Fifth Wall Acquisition Sponsor, LLC (the “FWAA Sponsor”), which is an affiliate of Fifth Wall. However, FWAA is an independent publicly-traded company, and not a member of Fifth Wall or the Fifth Wall Group. Fifth Wall has not and is not providing investment advice to any person in connection with the matters contemplated herein, including FWAA, FWAA Sponsor or SmartRent. A fund managed by Fifth Wall currently holds a minority stake of less than 5% in SmartRent. Except for certain limited obligations of the FWAA Sponsor related to the disposition of its founder shares in FWAA, Fifth Wall in not a party to the proposed transaction agreements between FWAA and SmartRent or related transactions. Neither Fifth Wall, nor any of its partners, employees or other representatives will have at any time any legal obligation or commitment to any person (including SmartRent) to promote, advertise, market, or support the products, services, business or operations of SmartRent or the combined company. Fifth Wall’s position following consummation of the proposed merger will be that of an investor in the combined company until such time as Fifth Wall may, subject to its contractual obligations, dispose of its shares in the combined company. This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Fifth Wall Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Fifth Wall Fund may only be made by such Fifth Wall Fund pursuant to the offering documents for such Fifth Wall Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Fifth Wall Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Fifth Wall Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to, such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations. Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Fifth Wall Fund will achieve results comparable to those presented herein, or that any Fifth Wall Fund will be able to implement its investment strategies or achieve its investment objectives. A Fifth Wall Fund's investment and applicable investment restrictions may differ from those historically employed by Fifth Wall, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed or advised by Fifth Wall has previously invested. The investments, transactions and operational activities of Fifth Wall contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Fifth Wall, its affiliates and their respective officers, directors, partners, members, employees and/or advisors. Use of Non-GAAP Financial Measures This document may contain certain non-GAAP financial measures. SmartRent’s management and board of directors use certain non-GAAP measures to understand and evaluate SmartRent’s operating performance, to establish budgets, and to develop operational goals for managing its business, and they believe these measures also provide meaningful supplemental information to investors and others in understanding and evaluating SmartRent’s operating results and enhancing the overall understanding of its past performance and future prospects. These non-GAAP financial measures are not a substitute for GAAP measures and should be read in conjunction with SmartRent’GAAP financial information.

8.	The following all-hands deck was presented to employees of SmartRent.

NOTES START FROM HERE AND GROW UP CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE SmartRent’s Next Chapter April 22, 2021 1

NOTES START FROM HERE AND GROW UP CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE Today’s Big News: SmartRent will become a public company! 2

NOTES START FROM HERE AND GROW UP CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE Agenda 3 Why We’re going Public Lucas Haldeman What is a S PAC? Lucas Haldeman Why did we Choose Fifth Wall? Lucas Haldeman; Brendan Wallace (Fifth Wall) What this Means for You Lucas Haldeman Important Things To Remember Lucas Haldeman Communications Guidelines Kevin Criddle, Legal Counsel (DLA Piper ) Approximate Timeline Kevin Criddle, Legal Counsel (DLA Piper) 1 2 3 4 5 6 7

NOTES START FROM HERE AND GROW UP CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE Why We’re Going Public 4 4 6 ▪ Raising up to $500M at a $2.2 billion equity valuation will provide important growth capital and i ncreased access to capital in the future ▪ As a public company, we will enjoy enhanced market visibility – important for our continued growth and focus on attracting top - tier talent ▪ We expect the proceeds from the transaction to enable us to (i) expand domestically and globally within the multifamily and single - family real estate market, (ii) increase hiring for sales and marketing, and (iii) explore acquisitions that fit with our product roadmap. ▪ We have matured to the point where we believe we can successfully navigate the requirements of being a public company.

NOTES START FROM HERE AND GROW UP CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE What is a SPAC? 5 5 6 ▪ A “SPAC” is a Special Purpose Acquisition Company o A SPAC is formed for the sole purpose of combining with operating businesses o A SPAC completes an initial public offering selling shares to investors who believe the SPAC will find and combine with a successful operating business o After the business combination, the operating business gains access to money already invested in the SPAC and the ability to sell additional shares into the public market ▪ The SPAC model can provide a faster process for becoming a publicly traded company than a traditional IPO ▪ This model allows SmartRent to expand its relationship with Fifth Wall, an existing investor ▪ The SPAC model enables SmartRent to build a high - quality institutional investor base that is focused on long - term value creation

Why did SmartRent Choose Fifth Wall?

SmartRent

Why did SmartRent choose Fifth Wall?

- PropTech validator
- Unparalleled access to potential customers
- Long-term SmartRent investor
- Access to proprietary targets
- Strategic partner

FIFTH WALL

Why did Fifth Wall choose SmartRent?

- Category leader
- Substantial synergies with LP network
- Significant growth potential
- Unlock Fifth Wall network effects
- Continuation of our relationship

Strong alignment with new investors

- Principals are personally invested in deal
- Fifth Wall's shares "locked up" for up to three years
- 100% of the proceeds (after paying transaction expenses) go to fueling SmartRent's growth


Yale

Since its investment in SmartRent in March 2020, Fifth Wall has already facilitated 21 introductions from across its LP and partner network, representing 1.4M potential units.

6

NOTES START FROM HERE AND GROW UP CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE The picture can't be displayed. What this Means for You 7 ▪ Your role with SmartRent is secure (and we’ll need your help to find other top performers like you)! ▪ Your base pay and benefits will remain the same. ▪ Your job responsibilities, projects and initiatives remain the same. ▪ There are no significant changes to our management team or reporting structure. ▪ Our mission, goals, and milestones remain the same. ▪ Continue to focus on strong execution!

NOTES START FROM HERE AND GROW UP CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE Important Things to Remember 8 8 6 ▪ This is fantastic, but we haven't closed yet! ▪ We are still running the same business and need your focus and continued execution. ▪ Many companies have gone public using SPACs or traditional IPOs. Comparing your experience to others’ can help prepare you to some degree, but keep in mind that SmartRent’s story is unique! ▪ With added attention to SmartRent in the media, beware of people soliciting advice or services. ▪ We will stay in touch regarding the progress and timing of the transaction.

NOTES START FROM HERE AND GROW UP CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE Communication Guidelines 6 ▪ As SmartRent transitions into life as a public company, we also become subject to many new rules and regulations. ▪ For example, SEC regulations require us to communicate material information to all investors at the same time. Once the SEC filings related to this transaction are public, we will be able to share additional information with employees and investors. We cannot discuss specifics in advance of those SEC filings. ▪ SmartRent will remain an independent, private company until the transaction closes. ▪ It’s important that you do not share private information about the transaction in any form of communication, whether oral or written, with anyone outside of SmartRent. ▪ Please be patient as we work toward closing! 9

NOTES START FROM HERE AND GROW UP CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE Communication Guidelines DO ask any questions you may have through the proper channels DO forward any media inquiries to communications@smartrent.com DO be mindful that the transaction has not closed and, until it does, SmartRent will continue to operate as a private company DO use company - approved social media posts DO stay focused on your day - to - day responsibilities and our customers DO err on the side of caution. When in doubt, ask! 10 10 DO NOT talk to the media, investors or any other outside parties about the transaction DO NOT allow the transaction process to become a distraction to the important work you do every day DO NOT speculate on timing or expectations for stock price performance DO NOT share private information (including rationale and approval process for the transaction) – with anyone, including family/friends or on social media DO NOT trade Fifth Wall Acquisition Corp. I stock (Nasdaq: FWAA)

NOTES START FROM HERE AND GROW UP CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE Approximate Timeline 11 11 April May June July August September October ANNOUNCEMENT SEC FILINGS MERGER CLOSE (EXACT DATE TBD)

NOTES START FROM HERE AND GROW UP CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE What does this mean for us, team SmartRent ? We have a massive opportunity in front of us. Take a few minutes to celebrate today and then focus on executing your day - to - day responsibilities and current plans. It’s business as usual.

NOTES START FROM HERE AND GROW UP CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE What Won’t Change Our focus to execute against the goals we’ve set and provide the highest level of service to our clients.

NOTES START FROM HERE AND GROW UP CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE Questions? communications@smartrent.com 14

NOTES START FROM HERE AND GROW UP CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE 15 15 6 Important Information for Investors and Stockholders This document relates to the proposed merger involving Fifth Wall Acquisition Corp. I (“FWAA”) and SmartRent.com, Inc. (“Smar tRe nt”). FWAA intends to file a registration statement on Form S - 4 with the Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy st ate ment of FWAA, referred to as a proxy statement/prospectus, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospe ctu s will also be sent to the stockholders of FWAA, seeking any required stockholder approvals. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire p rox y statement/prospectus, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will c ont ain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov . Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, Cal ifornia 90045. FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the soli cit ation of proxies from the stockholders of FWAA, in favor of the approval of the merger and related matters. Information regarding FWAA’s directors and executive officers is contained in the se ction of FWAA’s Form S - 1 titled “Management,” which was filed with the SEC on February 4, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free co pie s of these documents may be obtained as described in the preceding paragraph. This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in r esp ect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of suc h other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption there fro m. Important Information About Fifth Wall In these materials (including in any accompanying video or audio materials), references to “Fifth Wall” and “Fifth Wall Group ” g enerally refer to Fifth Wall Asset Management, LLC, Fifth Wall Ventures Management, LLC, collectively with their affiliates and any investment funds, investment vehicles or accounts manage d o r advised by any of the foregoing. FWAA is an independent publicly - traded company, and not a member of Fifth Wall or the Fifth Wall Group. FWAA is sponsored by Fifth Wall Acquisition Sp onsor, LLC (the “FWAA Sponsor”) which is an affiliate of Fifth Wall. Fifth Wall has not and is not providing investment advice to any person in connection with the matters contemplated he rei n, including FWAA, FWAA sponsor or SmartRent. A fund managed by Fifth Wall currently holds a minority stake of less than 5% in SmartRent. Except for certain limited obligations of the FWAA Sponsor related to the disposition of its founder shares in FWAA, Fifth Wa ll in not a party to the proposed transaction agreements between FWAA and SmartRent or related transactions. Neither Fifth Wall, nor any of its partners, employees or other representatives will have at any time any legal obligation or commitment to any person (including SmartRent) to promote, advertise, market, or support the products, services, business or ope rations of SmartRent or the combined company. Fifth Wall’s position following consummation of the proposed merger will be that of an investor in the combined comp any until such time as Fifth Wall may, subject to its contractual obligations, dispose of its shares in the combined company. Disclaimer

NOTES START FROM HERE AND GROW UP CONTENT BELOW THIS LINE CONTENT BELOW THIS LINE SUBTITLE BELOW THIS LINE TITLE CAN NOT GO ABOVE THIS LINE 16 16 6 Forward - Looking Statements This document contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 inc luding, but not limited to, FWAA’s and SmartRent’s expectations or predictions of future financial or business performance or conditions, SmartRent’s product roadmap, including the expected timing of new product re lea ses, SmartRent’s plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following th e t ransaction, including SmartRent’s ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing . . Any forward - looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forwa rd - looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, busi nes s strategies, events, or results of operations, are forward - looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “m ay,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward - looking statements involve risks and uncertainties that may cause actual events, results or pe rformance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA’s Form S - 1 titled “Risk Factors,” which was filed with the SEC on Febr uary 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward - looking statements are based on FWAA’s or SmartRent’s management’s curre nt expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward - looking statements wi ll occur or be achieved. Forward - looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or other wis e revise any forward - looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, whi ch FWAA has filed or will file from time to time with the SEC. In addition to factors previously disclosed in FWAA’s reports filed with the SEC, including FWAA’s most recent reports on For m 8 - K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov , and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ ma te rially from forward - looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk tha t a ny required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expe cte d benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to SmartRent’s ability to execute on its business strategy, attract and retain users, develop new o ffe rings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID - 19, the possibility that FWAA or SmartRent may be adversely affected by other economic, busi ness and/or competitive factors, the number of redemption requests made by FWAA’s public stockholders, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other se cur ities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the ri sk that the announcement and consummation of the transaction disrupts SmartRent’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal p roc eedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue eq uit y or equity - linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder red emptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward - looking state ments can be found in FWAA’s most recent reports on Form 8 - K, which are available, free of charge, at the SEC’s website at www.sec.gov , and will also be provided in FWAA’s proxy statement/prospectus, when available. Any financial projections in this document are forward - looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA’s an d S martRent’s control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertaint y t he further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business , e conomic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as a n i ndication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used fo r i llustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is il lus trative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term “committed units” includes both ( i ) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a S martRent master services agreement have informed SmartRent that they intend to order. This document is not intended to be all - inclusive or to contain all the information that a person may desire in considering an i nvestment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward - looking statements concerning FWAA and SmartRent, the proposed transaction, or oth er matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Disclaimer

9.	The following infographics were uploaded to various social media and other online platforms.

THE COMPANY

SmartRent is redefining the next-generation resident experience

We built an open-architecture, hardware-agnostic operating system that integrates with hundreds of devices and the most popular smart home technology brands, including:

Nest | amazon alexa | ring | LG
SCHLAGE | Yale Living | ALLOY SmartHome | Kwikset
resideo | BOSCH | Honeywell | inovelli

SmartRent delivers undeniable value to real estate owners and operators

50% Return on Investment*	**70-90%** Decrease in Water Damage Expenses
20-30% Savings on Utilities	**20-50%** Leasing Costs Decrease
$25-$100 Monthly Rent Increase/ Unit	**3 year** Payback Period*

Integrates with most Property Management Systems:

entrata | YARDI | eci Lasso | SightPla
ResMan | okta | ENGRAIN | REALPAGE

Source: Company estimates; *Illustrative numbers

We bring the smart home experience to residents in a single integrated app

Smart Lights | Smart Locks | Smart Thermostats | Leak Detection | Smart Parking | And Much More



Dashboard
Guest Access
Video Doorbell
Climate
Comfort

Proven land-and-expand model to broaden our offering and fuel our growth

YARDI

Note: Average recurring revenue per unit in a fully deployed community 1. Includes Hub recurring

We have more units installed and states served than all of our competitors combined

1M+ Devices Installed | **409** Cities | **42** States | **28** States with local SmartRent teams

Proven ability to install across all regions served and asset types across retrofit and new construction entrata

0 units | < 1,000 units | 1,001 – 10, 000 units | >10, 000 units

SmartRent Teams

Headquarters Scottsdale, AZ

Source: John Burns Real Estate Consulting, National Association of Realtors

> "The adoption decisions of the top 20 owners very reliably predict which solutions become industry-standard in proptech. SmartRent is the decisive category winner."
>
> - Brendan Wallace FIFTH WALL

The industry leaders have chosen SmartRent as their operating system for smart homes

15 of the top 20
Multifamily owners are SmartRent clients

2021 Rank	Company Name	Units Owned (K)	SmartRent Client
Multifamily			
1	MAA	100	✓
2	Morgan Properties	91	✓
3	Starwood Capital Group	89	✓
4	AvalonBay Communities	80	✓
5	Equity Residential	79	✓
6	Greystar Real Estate Partners	75	✓
7	Related Companies	73	
8	Edward Rose Building Enterprise	67	✓
9	Monarch Investment & Management Group	63	✓
10	The Irvine Company	62	
11	Cortland	62	✓
12	Essex Property Trust	60	✓
13	Nuveen Real Estate	60	✓
14	Hunt Companies	58	✓
15	Weidner Apartment Homes	57	
16	Camden Property Trust	57	
17	Lincoln Property Company	53	✓
18	The Michaels Organization	53	
19	UDR	52	✓
20	BH Equities	51	✓

Purpose-built solution with the real estate industry in mind

Holistic, hardware-agnostic solution
Our competitors mostly deliver "point solutions" (thermostats, locks, etc.), not holistic, enterprise-grade operating systems for any smart hardware.

Most owner/operator-friendly provider
Our competitors include hardware companies with closed architecture frameworks beholden to hardware margins, hardware competition, and unpredictable replacement cycles.

Ability to serve any building, anywhere with our installers
Our competitors primarily focus on new developments (a fraction of the market) and use third-party installers.

Source: NMHC, company filings

Important Information for Investors and Stockholders This document relates to the proposed merger involving Fifth Wall Acquisition Corp. I (“FWAA”) and SmartRent.com, Inc. (“SmartRent”). FWAA intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy statement of FWAA, referred to as a proxy statement/prospectus, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to the stockholders of FWAA, seeking any required stockholder approvals. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire proxy statement/prospectus, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045. FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding FWAA’s directors and executive officers is contained in the section of FWAA’s Form S-1 titled “Management”, which was filed with the SEC on February 4, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph. This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Forward-Looking Statements This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA’s and SmartRent’s expectations or predictions of future financial or business performance or conditions, SmartRent’s product roadmap, including the expected timing of new product releases, SmartRent’s plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent’s ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA’s Form S-1 titled “Risk Factors,” which was filed with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA’s or SmartRent’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has filed or will file from time to time with the SEC. In addition to factors previously disclosed in FWAA’s reports filed with the SEC, including FWAA’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to SmartRent’s ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA’s public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall’s limited partner and other commercial relationships to grow SmartRent’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE transaction) to grow SmartRent’s customer base, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with the SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAA’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in FWAA’s proxy statement/prospectus, when available. Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA’s and SmartRent’s control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term “committed units” includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order. This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward-looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Important Information About Fifth Wall In these materials (including any accompanying video or audio materials), references to “Fifth Wall” and “Fifth Wall Group” generally refer to Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC, collectively with their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Fifth Wall Fund”). FWAA is sponsored by Fifth Wall Acquisition Sponsor, LLC (the “FWAA Sponsor”), which is an affiliate of Fifth Wall. However, FWAA is an independent publicly-traded company, and not a member of Fifth Wall or the Fifth Wall Group. Fifth Wall has not and is not providing investment advice to any person in connection with the matters contemplated herein, including FWAA, FWAA Sponsor or SmartRent. A fund managed by Fifth Wall currently holds a minority stake of less than 5% in SmartRent. Except for certain limited obligations of the FWAA Sponsor related to the disposition of its founder shares in FWAA, Fifth Wall in not a party to the proposed transaction agreements between FWAA and SmartRent or related transactions. Neither Fifth Wall, nor any of its partners, employees or other representatives will have at any time any legal obligation or commitment to any person (including SmartRent) to promote, advertise, market, or support the products, services, business or operations of SmartRent or the combined company. Fifth Wall’s position following consummation of the proposed merger will be that of an investor in the combined company until such time as Fifth Wall may, subject to its contractual obligations, dispose of its shares in the combined company. This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Fifth Wall Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Fifth Wall Fund may only be made by such Fifth Wall Fund pursuant to the offering documents for such Fifth Wall Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Fifth Wall Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Fifth Wall Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to, such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations. Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Fifth Wall Fund will achieve results comparable to those presented herein, or that any Fifth Wall Fund will be able to implement its investment strategies or achieve its investment objectives. A Fifth Wall Fund's investment and applicable investment restrictions may differ from those historically employed by Fifth Wall, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed or advised by Fifth Wall has previously invested. The investments, transactions and operational activities of Fifth Wall contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Fifth Wall, its affiliates and their respective officers, directors, partners, members, employees and/or advisors. Use of Non-GAAP Financial Measures This document may contain certain non-GAAP financial measures. SmartRent’s management and board of directors use certain non-GAAP measures to understand and evaluate SmartRent’s operating performance, to establish budgets, and to develop operational goals for managing its business, and they believe these measures also provide meaningful supplemental information to investors and others in understanding and evaluating SmartRent’s operating results and enhancing the overall understanding of its past performance and future prospects. These non-GAAP financial measures are not a substitute for GAAP measures and should be read in conjunction with SmartRent’s GAAP financial information.

THE FUTURE

Expected Profitability Combined with Attractive Growth Potential

Our PIPE investors are a "who's who" of strategic real estate investors, representing industry-wide validation

STARWOOD CAPITAL GROUP
- Third largest multifamily owner in the U.S.
- Fifth Wall strategic LP

LENNAR
- One of the largest homebuilders in the U.S.
- Fifth Wall LP

- Largest owner of single-family homes in the U.S.

KOCH REAL ESTATE INVESTMENTS | BARON CAPITAL | D1 CAPITAL PARTNERS | LONG POND CAPITAL | CONVERSANT CAPITAL

SmartRent's opportunity lies in the untapped rental market, where smart home tech penetration lags



Smart Adoption in Homes[1]
Smart Adoption in Rentals[2]
28%
40%
57%
1%
2017
2021E
2025E
2021E

Significant sector tailwinds are driving increased smart home penetration across every asset class

+75% of residents would pay more for a smart apartment[3]

20% The increase in price Millennials are willing to pay per month for smart home technology[4]

72% of Millennials and 63% of Gen Z renters are ready to move within 1 year if their needs aren't met[5]

Our addressable market opportunity is $200B



~$200B
Global Expansion
Leveraging Fifth Wall's global LP base of real estate firms from 15 countries
~$80B
New Products / Other Asset Classes[6]
~$30B
Existing Residential Stock[7]
~$.03B
Annual New Developments

Source: NAREIT, John Burns Real Estate Consulting, Statista, company assumptions

From our existing customers alone, we can generate up to $1.5B in annual revenue

2.9M unit opportunity from existing customers alone

$1.5B annual revenue opportunity from existing customers[8]

$624M Current booked revenue based on 534K booked units[9]

0% Customer churn since inception

~2% combined market share (by unit count) of SmartRent's largest 15 customers

Profitability Expected by 2022

✓ Embedded pipeline expected to drive multi-year revenue visibility	**80%** of '21-'22 units are committed
✓ Long-term contracts provide a large base of deferred revenue	**633M** 2024E cohort deferred revenue
✓ Sticky customer base	**0%**[10] Customer churn since inception
✓ Clear path to corporate profitability	**2022** EBITDA profitability (estimated)

1. Statista as of November 2020 (for the homes subtitle) 2. Estimated based on 400K units divided by 43M rental units in the U.S. (for the rentals) 3. Entrata 4. Builder online 5. RemoteLock article 6. Assumes 43M multifamily and single family units and ~$700 annual revenue opportunity 7. Assumes 43M multifamily and single family units, 15M of other rental units, commercial real estate opportunity 8. Estimated annual recurring revenue assuming full deployment across 2.9M units from existing customers and new products 9. Total contract value under committed units for FY2021 and FY2022. Consists of $334M hardware and installation revenue and $290M hosted service revenue, assuming average 5 year contract 10. Presentation of historical 0% customer churn is illustrative only, and is not intended to be predictive of future churn.

SmartRent FWAA FIFTH WALL

PIPE Investor Comments

FIFTH WALL

"I've known Lucas since he served as our CTO at Colony Starwood Homes and have been impressed by his leadership, vision and execution. The opportunity to partner with Fifth Wall on this transaction made it all the more compelling. Starwood is excited to anchor the PIPE and look forward to continuing to roll out SmartRent in Starwood Capital Group's expansive multi-family portfolio."

Barry Sternlicht
Chairman and CEO of
Starwood Capital Group

FIFTH WALL

"As one of the nation's leading homebuilders, with a growing presence in single family and multifamily rental communities, Lennar is deploying SmartRent's solutions to provide model home tours to prospective homebuyers and renters using Self-Guided Touring technology. As a current investor in Fifth Wall and direct investor in SmartRent, we are delighted to signal our confidence in SmartRent by being a major investor in this transaction's PIPE."

Eric Feder
President of President of LEN^{X}
the technology, innovation and investment arm of Lennar

FIFTH WALL

"Invitation Homes has begun to roll out SmartRent technology across our portfolio of more than 80,000 homes. We carefully chose SmartRent because we are impressed with their team and believe them to have the best technology in the space. We look forward to continuing to build out the product across our portfolio, and we are equally excited to continue our partnership with Fifth Wall by re-investing in the SmartRent team and technology."

Dallas Tanner
President and CEO of
Invitation Homes

Important Information for Investors and Stockholders This document relates to the proposed merger involving Fifth Wall Acquisition Corp. I (“FWAA”) and SmartRent.com, Inc. (“SmartRent”). FWAA intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy statement of FWAA, referred to as a proxy statement/prospectus, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to the stockholders of FWAA, seeking any required stockholder approvals. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire proxy statement/prospectus, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045. FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding FWAA’s directors and executive officers is contained in the section of FWAA’s Form S-1 titled “Management”, which was filed with the SEC on February 4, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph. This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Forward-Looking Statements This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA’s and SmartRent’s expectations or predictions of future financial or business performance or conditions, SmartRent’s product roadmap, including the expected timing of new product releases, SmartRent’s plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent’s ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA’s Form S-1 titled “Risk Factors,” which was filed with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA’s or SmartRent’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has filed or will file from time to time with the SEC. In addition to factors previously disclosed in FWAA’s reports filed with the SEC, including FWAA’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to SmartRent’s ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA’s public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall’s limited partner and other commercial relationships to grow SmartRent’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE transaction) to grow SmartRent’s customer base, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with the SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAA’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in FWAA’s proxy statement/prospectus, when available. Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA’s and SmartRent’s control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term “committed units” includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order. This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward-looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Important Information About Fifth Wall In these materials (including any accompanying video or audio materials), references to “Fifth Wall” and “Fifth Wall Group” generally refer to Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC, collectively with their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Fifth Wall Fund”). FWAA is sponsored by Fifth Wall Acquisition Sponsor, LLC (the “FWAA Sponsor”), which is an affiliate of Fifth Wall. However, FWAA is an independent publicly-traded company, and not a member of Fifth Wall or the Fifth Wall Group. Fifth Wall has not and is not providing investment advice to any person in connection with the matters contemplated herein, including FWAA, FWAA Sponsor or SmartRent. A fund managed by Fifth Wall currently holds a minority stake of less than 5% in SmartRent. Except for certain limited obligations of the FWAA Sponsor related to the disposition of its founder shares in FWAA, Fifth Wall in not a party to the proposed transaction agreements between FWAA and SmartRent or related transactions. Neither Fifth Wall, nor any of its partners, employees or other representatives will have at any time any legal obligation or commitment to any person (including SmartRent) to promote, advertise, market, or support the products, services, business or operations of SmartRent or the combined company. Fifth Wall’s position following consummation of the proposed merger will be that of an investor in the combined company until such time as Fifth Wall may, subject to its contractual obligations, dispose of its shares in the combined company. This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Fifth Wall Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Fifth Wall Fund may only be made by such Fifth Wall Fund pursuant to the offering documents for such Fifth Wall Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Fifth Wall Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Fifth Wall Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to, such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations. Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Fifth Wall Fund will achieve results comparable to those presented herein, or that any Fifth Wall Fund will be able to implement its investment strategies or achieve its investment objectives. A Fifth Wall Fund's investment and applicable investment restrictions may differ from those historically employed by Fifth Wall, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed or advised by Fifth Wall has previously invested. The investments, transactions and operational activities of Fifth Wall contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Fifth Wall, its affiliates and their respective officers, directors, partners, members, employees and/or advisors. Use of Non-GAAP Financial Measures This document may contain certain non-GAAP financial measures. SmartRent’s management and board of directors use certain non-GAAP measures to understand and evaluate SmartRent’s operating performance, to establish budgets, and to develop operational goals for managing its business, and they believe these measures also provide meaningful supplemental information to investors and others in understanding and evaluating SmartRent’s operating results and enhancing the overall understanding of its past performance and future prospects. These non-GAAP financial measures are not a substitute for GAAP measures and should be read in conjunction with SmartRent’s GAAP financial information.

THE PARTNERSHIP

SmartRent to go public in $2.2 billion merger with Fifth Wall to accelerate the growth of SmartRent's category-leading smart home technology for the global real estate industry

SmartRent | FWAA | FIFTH WALL

SmartRent is a proptech company that provides the real estate industry with deeply integrated, brand-agnostic hardware and software solutions.

Fifth Wall is the world's largest and most active proptech venture fund and is backed by 70+ strategic real estate LPs from 15 countries.

1M+	3x	100s	$2.5B	>5x	11
Devices Installed	Revenue than Nearest Public Competitor	of Smart Home Integrations	Assets Under Management	Larger than Next Largest Proptech VC	Early investments that have become "Unicorns"



Lucas Haldeman
Founder and CEO,
SmartRent



Brendan Wallace
CEO and Chairman,
Fifth Wall Acquisition Corp I

WHY SMARTRENT CHOSE FWAA

FIFTH WALL IS THE PROPTECH "BRAND VALIDATOR"

Fifth Wall has become the "brand validator" for proptech companies given its vast, ever-growing LP distribution network and unmatched track record of investing in category leading proptech companies, such as Opendoor, Blend, Hippo, States Title, VTS, etc.

UNPARALLELED ACCESS TO POTENTIAL CUSTOMERS

Fifth Wall's LP network of 70 of the largest, most significant strategic real estate owners means it can accelerate the growth of SmartRent on a global scale across all asset classes.

THE MOST SOUGHT-AFTER STRATEGIC PARTNER FOR PROPTECH

SmartRent opened up its previously closed Series C financing to accommodate Fifth Wall in March 2020. Since investing, Fifth Wall has helped SmartRent further entrench itself as the category leader for the most important firms in residential real estate.

DEEP UNDERSTANDING OF OUR BUSINESS AND GROWTH POTENTIAL

Fifth Wall has become synonymous with proptech and has developed deep domain expertise around the proptech ecosystem that will be used to accelerate SmartRent's M&A and strategic objectives.

WHY FIFTH WALL CHOSE SMARTRENT

SMARTRENT IS A DECISIVE CATEGORY LEADER

After evaluating all smart home technology companies, it was clear that SmartRent had emerged as the category leader for the largest residential owners in the U.S.

DISTRIBUTION WITH FIFTH WALL LP NETWORK

Fifth Wall's strategic LP network represents 2M multifamily units in the U.S., in addition to the largest property owners in the UK, France, Spain, Germany, the UAE, China, Japan, and Singapore.

ABILITY TO ACCELERATE SMARTRENT'S M&A EXPANSION

As the most sought-after and active venture capital fund in proptech, Fifth Wall evaluates the entire ecosystem of potential M&A opportunities that could accelerate SmartRent's growth.

FIFTH WALL UNLOCKS STRATEGIC CAPITAL

Fifth Wall brought in the most strategic PIPE investors, including many Fifth Wall LPs, such as Starwood Capital Group, Lennar, Invitation Homes, Koch Real Estate Investments, Baron Capital Group, D1 Capital Partners L.P., Long Pond Capital, LP, and Conversant Capital, LLC, alongside Fifth Wall's sponsorship to validate this transaction.

FIFTH WALL'S STRATEGIC LPS REPRESENT MORE DISTRIBUTION THAN ANY INDIVIDUAL REAL ESTATE FIRM

~130,000	U.S. Single-Family Homes built annually (22%+ of all new homes built)
~2.0 MILLION	total multifamily units owned, operated, and developed globally
~7.3 BILLION	sqft of office + retail space owned, operated, and developed globally
~1.6 BILLION	sqft of industrial space owned, operated, and developed globally
~1.4 BILLION	total hospitality units owned, operated, and developed globally

FIFTH WALL'S 11 CATEGORY LEADING UNICORNS REPRESENT OVER $40 BILLION OF ENTERPRISE VALUE AND INCLUDE:

Opendoor
blend
states title
Hippo
loft
VTS
Loggi
CLASSPASS

AND NOW

SmartRent

Source: Fifth Wall provided information

FIFTH WALL’S STRATEGIC LP BASE REPRESENTS AN UNMATCHED REAL ESTATE DISTRIBUTION NETWORK, INCLUDING: NORTH AMERICA EUROPE ASIA Source: Fifth Wall provided information

Important Information for Investors and Stockholders This document relates to the proposed merger involving Fifth Wall Acquisition Corp. I (“FWAA”) and SmartRent.com, Inc. (“SmartRent”). FWAA intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy statement of FWAA, referred to as a proxy statement/prospectus, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to the stockholders of FWAA, seeking any required stockholder approvals. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire proxy statement/prospectus, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045. FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding FWAA’s directors and executive officers is contained in the section of FWAA’s Form S-1 titled “Management”, which was filed with the SEC on February 4, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph. This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Forward-Looking Statements This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA’s and SmartRent’s expectations or predictions of future financial or business performance or conditions, SmartRent’s product roadmap, including the expected timing of new product releases, SmartRent’s plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent’s ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA’s Form S-1 titled “Risk Factors,” which was filed with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA’s or SmartRent’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has filed or will file from time to time with the SEC. In addition to factors previously disclosed in FWAA’s reports filed with the SEC, including FWAA’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to SmartRent’s ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA’s public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall’s limited partner and other commercial relationships to grow SmartRent’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE transaction) to grow SmartRent’s customer base, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with the SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAA’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in FWAA’s proxy statement/prospectus, when available. Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA’s and SmartRent’s control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term “committed units” includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order. This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward-looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Important Information About Fifth Wall In these materials (including any accompanying video or audio materials), references to “Fifth Wall” and “Fifth Wall Group” generally refer to Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC, collectively with their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Fifth Wall Fund”). FWAA is sponsored by Fifth Wall Acquisition Sponsor, LLC (the “FWAA Sponsor”), which is an affiliate of Fifth Wall. However, FWAA is an independent publicly-traded company, and not a member of Fifth Wall or the Fifth Wall Group. Fifth Wall has not and is not providing investment advice to any person in connection with the matters contemplated herein, including FWAA, FWAA Sponsor or SmartRent. A fund managed by Fifth Wall currently holds a minority stake of less than 5% in SmartRent. Except for certain limited obligations of the FWAA Sponsor related to the disposition of its founder shares in FWAA, Fifth Wall in not a party to the proposed transaction agreements between FWAA and SmartRent or related transactions. Neither Fifth Wall, nor any of its partners, employees or other representatives will have at any time any legal obligation or commitment to any person (including SmartRent) to promote, advertise, market, or support the products, services, business or operations of SmartRent or the combined company. Fifth Wall’s position following consummation of the proposed merger will be that of an investor in the combined company until such time as Fifth Wall may, subject to its contractual obligations, dispose of its shares in the combined company. This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Fifth Wall Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Fifth Wall Fund may only be made by such Fifth Wall Fund pursuant to the offering documents for such Fifth Wall Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Fifth Wall Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Fifth Wall Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to, such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations. Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Fifth Wall Fund will achieve results comparable to those presented herein, or that any Fifth Wall Fund will be able to implement its investment strategies or achieve its investment objectives. A Fifth Wall Fund's investment and applicable investment restrictions may differ from those historically employed by Fifth Wall, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed or advised by Fifth Wall has previously invested. The investments, transactions and operational activities of Fifth Wall contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Fifth Wall, its affiliates and their respective officers, directors, partners, members, employees and/or advisors. Use of Non-GAAP Financial Measures This document may contain certain non-GAAP financial measures. SmartRent’s management and board of directors use certain non-GAAP measures to understand and evaluate SmartRent’s operating performance, to establish budgets, and to develop operational goals for managing its business, and they believe these measures also provide meaningful supplemental information to investors and others in understanding and evaluating SmartRent’s operating results and enhancing the overall understanding of its past performance and future prospects. These non-GAAP financial measures are not a substitute for GAAP measures and should be read in conjunction with SmartRent’s GAAP financial information.

Important Information for Investors and Stockholders

This document relates to the proposed merger involving Fifth Wall Acquisition Corp. I (“FWAA”) and SmartRent.com, Inc. (“SmartRent”). FWAA intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy statement of FWAA, referred to as a proxy statement/prospectus, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to the stockholders of FWAA, seeking any required stockholder approvals. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire proxy statement/prospectus, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045.

FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding FWAA’s directors and executive officers is contained in the section of FWAA’s Form S-1 titled “Management”, which was filed with the SEC on February 4, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA’s and SmartRent’s expectations or predictions of future financial or business performance or conditions, SmartRent’s product roadmap, including the expected timing of new product releases, SmartRent’s plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent’s ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA’s Form S-1 titled “Risk Factors,” which was filed with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA’s or SmartRent’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in FWAA’s reports filed with the SEC, including FWAA’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to SmartRent’s ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA’s public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall’s limited partner and other commercial relationships to grow SmartRent’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE transaction) to grow SmartRent’s customer base, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with the SEC.

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Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAA’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in FWAA’s proxy statement/prospectus, when available. Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA’s and SmartRent’s control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term “committed units” includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward-looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

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Important Information About Fifth Wall

In these materials (including any accompanying video or audio materials), references to “Fifth Wall” and “Fifth Wall Group” generally refer to Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC, collectively with their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Fifth Wall Fund”). FWAA is sponsored by Fifth Wall Acquisition Sponsor, LLC (the “FWAA Sponsor”), which is an affiliate of Fifth Wall. However, FWAA is an independent publicly-traded company, and not a member of Fifth Wall or the Fifth Wall Group. Fifth Wall has not and is not providing investment advice to any person in connection with the matters contemplated herein, including FWAA, FWAA Sponsor or SmartRent. A fund managed by Fifth Wall currently holds a minority stake of less than 5% in SmartRent.

Except for certain limited obligations of the FWAA Sponsor related to the disposition of its founder shares in FWAA, Fifth Wall in not a party to the proposed transaction agreements between FWAA and SmartRent or related transactions. Neither Fifth Wall, nor any of its partners, employees or other representatives will have at any time any legal obligation or commitment to any person (including SmartRent) to promote, advertise, market, or support the products, services, business or operations of SmartRent or the combined company. Fifth Wall’s position following consummation of the proposed merger will be that of an investor in the combined company until such time as Fifth Wall may, subject to its contractual obligations, dispose of its shares in the combined company.

This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Fifth Wall Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Fifth Wall Fund may only be made by such Fifth Wall Fund pursuant to the offering documents for such Fifth Wall Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Fifth Wall Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Fifth Wall Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to, such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations.

Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Fifth Wall Fund will achieve results comparable to those presented herein, or that any Fifth Wall Fund will be able to implement its investment strategies or achieve its investment objectives. A Fifth Wall Fund's investment and applicable investment restrictions may differ from those historically employed by Fifth Wall, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed or advised by Fifth Wall has previously invested. The investments, transactions and operational activities of Fifth Wall contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Fifth Wall, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

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Use of Non-GAAP Financial Measures

This document may contain certain non-GAAP financial measures. SmartRent’s management and board of directors use certain non-GAAP measures to understand and evaluate SmartRent’s operating performance, to establish budgets, and to develop operational goals for managing its business, and they believe these measures also provide meaningful supplemental information to investors and others in understanding and evaluating SmartRent’s operating results and enhancing the overall understanding of its past performance and future prospects. These non-GAAP financial measures are not a substitute for GAAP measures and should be read in conjunction with SmartRent’s GAAP financial information.

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